FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F [X]        Form 40-F  [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]       No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     A/S STEAMSHIP COMPANY TORM (the "Company") is submitting this Amendment No. 1 to its Report on Form 6-K submitted on March 13, 2006 (the "Form 6-K") to include certain financial data relating to the Company and the Company's Financial Statements for the fiscal year 2005, as reported on the Company's Annual Report - 2005 issued by the Company to the Copenhagen Stock Exchange on March 8, 2006.

Exhibit 1


                               Table of Contents


Dear Shareholders                                                       4
Group financial highlights                                              6
2005 highlights                                                         7
Outlook for 2006                                                        8
Tanker Division                                                         10
Bulk Division                                                           12
Business development                                                    14

Trends in the product tanker and dry bulk segments                      15

TORM 2008 - Greater Earning Power                                       22
Human Resources                                                         24
Managing risk and exposure                                              26
Safety and quality awareness                                            28
Shareholder relations                                                   30
Corporate Governance                                                    32

Financial review                                                        34
Income statement                                                        39
Balance sheet                                                           40
Statement of changes in shareholders' equity                            42
Cash flow statement                                                     43
Notes                                                                   44
Board of directors and Management                                       68
Management's and Auditors' report                                       70

Financial statements for the parent company                             71
Glossary                                                                85
Fleet information                                                       86

Basic
Information

Name and address:          A/S Dampskibsselskabet TORM
                           Tuborg Havnevej 18
                           DK-2900 Hellerup
                           Tel.: +45 3917 9200
                           www.torm.com

Founded:                   1889

CVR:                       22460218

Board of directors:        N. E. Nielsen (Chairman)
                           Christian Frigast (Deputy Chairman)
                           Lennart Arrias (elected by the employees)
                           Ditlev Engel
                           Rex Harrington
                           Peder Mouridsen (elected by the employees)
                           Gabriel Panayotides

Management:                Klaus Kjaerulff, CEO
                           Klaus Nyborg, CFO

Dear Shareholders

Continued profitable growth in 2005

2005 was once again a year in which TORM enjoyed favourable winds and during which the Company's focus on tank and bulk led to highly satisfactory results.

In 2005, TORM once again saw growth both in terms of better net profit and in the size of its fleet. Growth in the number of owned vessels combined with high, though volatile, freight rates within both the tanker and bulk segments meant that the net profit for 2005 of USD 299 mill. (DKK 1,795 mill.) was the best in the Company's history. Earnings per share (EPS) rose to USD 8.6 (DKK 51.5) in 2005 from USD 5.4 (DKK 32.2) in 2004.

The expansion and renewal of TORM's fleet continued during 2005, the total owned fleet increasing by 25% from 29.5 vessels to 37. The fleet owned by TORM has grown by 26% annually in the past 5 years and has, thereby, more than tripled in size since 2001. In addition, the Company has presently 9 vessels chartered - redelivering beyond 31 December 2006. This development is set to continue through an ongoing investment program and through the chartering in of additional tonnage. As a result, the fleet, and thereby the number of earning days, is set to increase by 61% - representing a total of 28 additional vessels
- by 2009 based on agreements entered into per 1 March 2006.

During 2005, the Company took delivery of 4 newbuildings:
2 LR1 and 2 MR product tankers. In line with TORM's strategy to grow the fleet, the Company purchased a further 7 modern second-hand product tankers: 2 LR1 and 5 MR. The Company also sold 4.5 of the oldest product tankers in the fleet during 2005. The product tanker fleet thereby totalled 27 vessels at year-end. The dry bulk fleet consisted on 10 owned vessels at year-end, an increase of one vessel brought about by the exercising of a purchase option on a vessel already chartered-in at a favourable price. Out of a total investment program of app. USD 625 mill. (DKK 3.9 bn.) the remaining investment program as of 1 March 2006 involves 13 vessels representing a total investment of approximately USD 500 mill. (app. DKK 3.1 bn.).

However, TORM is not just about ships. Far from it. TORM has in recent years implemented organizational improvements aimed at optimizing and documenting work processes to ensure improved efficiency and that the organization is prepared for growth. Aside from this, the Company has also expanded the activities in Singapore, Germany and the Philippines and continues to be represented in Japan and Korea via pool partners. The Singapore office is viewed as the Company's "second leg" to ensure an even closer relationship and dialogue with our customers in the region.

Growth naturally creates challenges - for example, the number of seafarers and shore-based staff has increased by 20% in 2005. TORM has, through focused recruitment and training, ensured that we continue to provide a high level of service and indeed that these standards are at similarly high levels acrossthe-board. To ensure that this is so, the Company wishes to control value-creating activities such as the recruitment and training of seafarers as well as those employed in operations. The initiatives taken in this regard will continue, because the Company strongly believes that these will, in future, be key differentiators in a world where customers and regulatory bodies over a number of years have tightened requirements considerably. To be closer to the customers the Company plans to be represented in the US in 2006.

The start of 2006 has been good and better than expected. Inspite of the good start freight rates are expected to be lower than in 2005. The decrease in freight rates will to some extent be offset by the increase in TORM's fleet.
The profit before tax forecast for 2006 is in the region of USD 140-160 mill. As at 1 March 2006, approximately 46% of TORM's earning days had been hedged.
This is more than usual.

Klaus Kjaerulff
CEO

The Board considers the result as highly satisfactory and recommends, subject to the approval by the Annual General Meeting, that a dividend of DKK 23 (USD 3.6) per share be paid, which means that the total dividend payment will be DKK 837 mill. (USD 132 mill.).

It is pleasing to note that our shareholders have been able to share in the profitable times enjoyed by the Company. TORM's share price rose 35% (2004:
150%) in 2005, and when including the dividend of DKK 15 (USD 2.7) per share paid in April 2005, the total return on the shareholders' investment in TORM was 42% in 2005 (2004: 157%).

With the proposed dividend for the financial year 2005, we will underline the exceptionally good result obtained by TORM's main activities.

TORM's investment in Norden has also in 2005 developed positively, but the transition to IFRS means that only the dividend received from Norden has affected TORM's result. We still consider the investment interesting.

TORM's progress has in turn posed significant demands on the Company. With the achievments in recent years, the Company has laid a strong foundation for the future, and it is against this background that, at the end of 2005, the Company's Board approved a new 3-year strategy named "Greater Earning Power". The Strategy is ambitious and should ensure that TORM maintains its leading and profitable position to the benefit of all stakeholders. The Strategy is an extension of the previous strategy with continued focus on tank and bulk but also with further focus on developing TORM to become a global operator. More details about the Strategy on page 22.

The Danish Government commenced a work in 2005 to ensuring Denmark's position as Europe's leading maritime nation. This initiative is needed in order to continually maintain and further develop the industry's competitive edge given that there are nations, which offer possibly an even more favourable environment than Denmark. This initiative is considered to be of great importance for the Danish shipping industry. Furthermore, the industry is working closely with the vocational schools in an effort to further improve the education of shipping trainees as well as to establish a Maritime Master Program to be run by the University of Southern Denmark. Additionally, the raising of maritime competences and standards will result from a more effective use of the maritime educational system, thus ensuring the recruitment of officer cadets.

The European Union is currently reviewing competition rules governing the maritime industry. The EU Commission has offered to issue guidelines for pooling and tramp shipping. A good, open and constructive dialogue between the industry and the EU Commission has been established as a result of which clear and practical guidelines are expected to ultimately emerge.

The Board would like to thank all employees, both at sea and ashore, for the efforts in 2005, which have created this historical result. Equally, the Board would like to express its thanks to the shareholders for the backing received. Our sincere thanks also go to our pool and other partners for the good cooperation throughout the year.


N. E. Nielsen
Chairman


GROUP FINANCIAL HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------

                                                                                 DANISH GAAP
                                                                                 -----------

USD mill.                                                          2005        2004          2003 *)         2002 *)         2001 *)
---------                                                          ----        ----          -------         -------         -------
INCOME STATEMENTS
Net revenue                                                         587         433            293             195            240
Time charter equivalent earnings (TCE)                              464         350            198             125            190
Gross profit                                                        315         240             98              38             90
EBITDA                                                              351         215             87              35             95
Operating profit                                                    303         179             60              14             74
Financial items                                                      (4)         26            100               1            (12)
Profit/(loss) before tax                                            299         205            160              15             62
Net profit for the year                                             299         187            160              70             44

BALANCE SHEET
Non-current assets                                                1,528       1,056            700             450            322
Total assets                                                      1,810       1,240            821             567            481
Shareholders' equity                                                905         715            414             229            161
Total liabilities                                                   905         524            408             337            278
Invested capital                                                  1,176         618            535             402            273
Net interest bearing debt                                           632         272            285             213            117
Cash and bonds                                                      157         124             80              74             98

CASH FLOW
From operating activities                                           261         228             75              33             82
From investing activities                                          (473)       (187)          (153)           (142)            (6)
thereof investment in tangible fixed assets                        (636)       (187)          (170)           (121)           (67)
From financing activities                                           303          (3)            72              70            (62)
Cash etc. in companies acquired/divested                              0           0              0               0             (1)
Net cash flow                                                        91          38             (7)            (39)            12

KEY FINANCIAL FIGURES **)
Gross margins:
TCE                                                                79.0%       80.8%          67.8%           63.9%          79.2%
Gross profit                                                       53.7%       55.4%          33.6%           19.6%          37.6%
EBITDA                                                             59.8%       49.7%          29.7%           17.7%          39.5%
Operating profit                                                   51.6%       41.3%          20.5%            7.4%          30.6%
Return on Equity (RoE)                                             36.9%       33.1%          49.6%           35.7%          30.2%
Return on Invested Capital (RoIC) ***)                             33.8%       31.0%          12.8%            4.3%          25.4%
Equity ratio                                                       50.0%       57.7%          50.3%           40.4%          33.5%
Exchange rate USD/DKK, end of period                               6.32        5.47           5.96            7.08           8.41
Exchange rate USD/DKK, average                                     6.00        5.99           6.59            7.89           8.32


SHARE RELATED KEY FIGURES **)
Earnings per share, EPS (USD)                                       8.6         5.4            4.6             2.0            1.3
Diluted earnings per share, EPS (USD)                               8.6         5.3            4.5             2.0            1.3
Cash flow per share, CFPS (USD)                                     7.5         6.6            2.2             1.0            2.3
Proposed dividend per share (USD) ****)                             3.6         2.7            1.0             0.1            0.2
Proposed dividend per share (DKK)                                  23.0        15.0            6.0             1.0            2.0
Share price in DKK, end of period  (per share of DKK 10 each)     305.1       225.8           90.3            28.2           23.0
Number of shares, end of period (mill.)                            36.4        36.4           36.4            36.4           36.4
Number of shares (excl. treasury shares), average (mill.)          34.8        34.8           34.6            34.6           35.0


*) The Group Financial Highlight figures for 2004 and 2005 have been prepared in accordance with IFRS. The comparative figures for 2001-2003 have not been restated in accordance with IFRS, but are prepared in accordance with the previous GAAP based on the provisions of the Danish Financial Statements Act applicable for listed companies in Accounting Class D and the Danish accounting standards. The comparative figures for 2001-2003 have been translated to USD using the USD/DKK exchange rate at year-end for the year in question for the Balance sheet items and the average USD/DKK exchange rate for the year in question for the Income Statements items and Cash Flow. Consequently, some of the Key Financial Figures for 2001-2003 will be different compared to those presented in the Annual Report for 2004.

**) Key figures are calculated in accordance with recommendations from the Danish Society of Financial Analysts.

***) Return on Invested Capital. Defined as: Operating profit divided by average Invested capital, defined as average of beginning and ending balances of (Shareholders' equity plus Net interest bearing debt less Non-operating assets).

****) Proposed dividend per share has been translated to USD using the USD/DKK exchange rate at year-end for the year in question.

2005 highlights

o Net profit after tax for the year was USD 299 mill. (DKK 1,795 mill.). The Board of directors considers the result to be highly satisfactory.

o    EBITDA was USD 351 mill. (DKK 2,105 mill.).

o Cash flow before financial items was USD (212) mill. (DKK (1,272) mill.). Cash flow from operating activities was USD 261 mill. (DKK 1,566 mill.), whilst cash flow from investing activities was USD (473) mill. (DKK (2,873) mill.).

o Shareholders' equity was USD 905 mill. (DKK 5,721 mill.) as at 31 December 2005 equivalent to USD 26.0 per share (DKK 164.2) excluding treasury shares.

o The market value of the Company's fleet as at 31 December 2005 exceeded the book value by USD 768 mill. (2004: USD 573 mill.) equating to USD 22.0 per share (DKK 139,4) excluding treasury shares.

o Return on Invested Capital (RoIC) was 33.8% (2004: 31.0%), whilst Return on Equity (RoE) was 36.9% (2004: 33.1%).

o The Company's owned fleet grew in net terms by 7.5 vessels (25%) equivalent to 310,000 dwt (19%) during the year. The Company took delivery of 12 vessels during the year and contracted 7 newbuildings not yet delivered.

o By the end of 2005, TORM had 12 ships on order and declared 2 purchase options. TORM had resold 1 of the ships from the order book for delivery in 2006. Additionally, the Company had entered into 14 T/C agreements. As such, the Company's fleet of owned and chartered vessels will, by 2009, consist of 74 vessels based on existing contracts assuming that no disposals take place and that no new agreements are entered into in the meantime.

o The profit before tax forecast for 2006 is USD 140-160 mill. In 2005, profit before tax was USD 299 mill. including dividends (USD 12.8 mill.) and gains from sales of vessels (USD 54.7 mill.).

o The Board of directors recommends, subject to approval by the Annual General Meeting, that a dividend of DKK 23 (USD 3.6) per share be paid corresponding to a total dividend payment of DKK 837 mill. (USD 132 mill.) and equivalent to a return of 7.5 % in relation to the closing price of the Company's shares on the last business day of 2005.

Outlook for 2006

The profit before tax forecast for 2006 is in the interval of USD 140-160 mill.

TORM's financial results primarily rely on the development in freight rate levels and available earning days within the product tanker and dry bulk segments. As per 1 March, 25% of the remaining earning days in the Tanker Division had been hedged for 2006 via time charter agreements or other hedging instruments. Similarly, 61% of the remaining earning days for the Bulk Division had been hedged for 2006 as of 1 March.

The profit before tax forecast for 2006 is in the interval of USD 140-160 mill. This forecast is, however, subject to a degree of uncertainty in as much as a number of unpredictable factors could significantly impact freight rates and thereby the earnings for both the product tankers and the bulk carriers. Furthermore, it is difficult to predict the timing of additional tonnage not yet contracted. For 2006 it is estimated that the following factors would have the greatest influence on earnings:

o    Worldwide economic growth

o    Consumption of clean petroleum products, especially in the US

o The level of China's import of commodities, especially iron ore, coal and grain

o    The addition of product tankers and bulk carriers

o One-off events such as strikes, political instability in the oil exporting countries, weather conditions, shut-down of refineries, etc.

The graph above shows the effect that variations in freight rates will have on the full year pre-tax profit for 2006. The changes are based on the number of earning days for 2006 not already hedged through existing charter agreements, and the change in the result through a variation in freight rates of USD 1,000/day in all 5 segments amounts to USD 10 mill.

Tanker Division

The tanker market is expected to be positively affected by an accelerated increase in worldwide demand for oil in 2006, negated by a relatively substantial number of newbuilding product tanker deliveries.

The global product tanker fleet will, as it did in 2005, be affected by a historically large newbuilding order book of ships due for delivery in 2006. As in 2005, the anticipated net increase in 2006 in the fleet in the 3 segments operated by TORM is approximately 17% (source: Fearnleys).

The net growth is expected to be reduced in the succeeding years and then normalized - not least in light of what is expected to be a relatively substantial phasing out of single-hulled product tankers in the run up to 2010.

Worldwide consumption of oil is expected to increase in 2006 by 2% according to the Energy Information Administration - EIA - with China and the US being the largest consumers. The figure compares with an increase in 2005 of 1.5%. The long distances involved in the transportation of clean petroleum products - attributable to the fact that additional refinery capacity is far away from the main consuming countries - (see p. 16) will, when combined with growth in consumption, continue to positively affect the product tanker market.

For commercial and competitive reasons TORM will not provide the Company's specific rate expectations for 2006, unlike last year, when the Company did so. TORM has instead chosen to give the market's expectations through a time charter equivalent rate.

The decrease in freight rates will probably to some extent be offset by the increase in TORM's fleet, which will increase the number of earning days in 2006 by 26% as against 2005. As at 1 March 2006, approximately 36% of TORM's product tankers had been hedged for 2006 at satisfactory rates.

Bulk Division

The Bulk Division has for the past 2 years experienced very high, but also highly volatile freight rates. It is TORM's expectation that freight rates will continue to be volatile in 2006 and also somewhat lower than in 2004-2005.

The newbuilding order book for 2006 - and thereby deliveries of new vessels - is significant although for the subsequent years, it is relatively modest notwithstanding the very high freight rates experienced in recent years.

The demand and thereby the freight rates in the bulk market in 2006 will be driven to a great extent by the development in the world economy, especially in China. As a result of what TORM believes will be another period of great volatility, the Company has decided to hedge a considerable part of its exposure to the bulk market for 2006 in the same way as was done in 2005, in other words by chartering out a number of vessels for periods of 1-2 years. As such, TORM has hedged approximately 69% of the earning days for the Panamax vessels in 2006 at an average rate of USD 18,360/day as at 1 March 2006. This will serve as a solid earnings base for the Bulk Division. The Company will continue to seek period coverage for the remainder of the unhedged earning days.

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Tanker Division

The market for the Company's product tankers reached a historical peak in 2005, characterized by high but volatile freight rates with strong earnings especially during the first and fourth quarters.

An unusually high growth in oil consumption towards the end of 2004 ensured that the product tanker market had a strong beginning in 2005.

During the second quarter of 2005, the product tanker market experienced a normal seasonal decrease. However, the ongoing growth in demand in the US for the import of gasoline and other oil products - especially up to the holiday season - ensured a satisfactory product tanker market during mid-year. Towards the end of the summer holiday period in the US, the market eased somewhat.

Hurricanes Katrina and Rita - that struck the southern US with such tragic effect during the third quarter -- had a major and boosting effect on the product tanker market in 2005. 95% of oil production in the Mexican Gulf was interrupted, and 20% of local refining capacity was temporarily shut down. The refining capacity in the US was restored to normal output levels during the fourth quarter.

Demand for transportation capacity increased further as a result of low inventory levels of refined products in the Western Hemisphere - the effect of high oil prices and limited refining capacity. In the opinion of the Company these low inventories, expressed in "days of consumption", combined with lack of refinery capacity often result in wild swings in demand for product tankers - something that also occurred in 2005.

Rates were once again on the rise towards year-end, reaching very attractive levels despite a large number of product tanker newbuildings - 17% as against 20% in 2004 entering the market in 2005 (source: Fearnleys). Concurrently, oil demand grew by 1.5% in 2005 (3.3% in 2004 - source: EIA), and on average freight rates during the year were 5.0% higher than in 2004 (source: Clarksons). It is considered very positive, and to some extent surprising, that the freight market has remained so firm for most of the year.

Ton-miles, which indicates the total demand for capacity, rose by 7.1% in 2005 versus 6.2% in 2004 (source: Fearnleys). However, it should be noted that there is great uncertainty when estimating this figure.

Operating profit totalled USD 216.9 mill. for the year. The Tanker Division had 36% more earning days in 2005 than in 2004.



TANKER DIVISION

(USD mill.)                                       2004                              2005
                                                  Total         Q1          Q2          Q3            Q4        Total
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENTS
Net revenue                                       255.7        85.0         87.2      103.5         143.6        419.3
Port expenses, bunkers and commissions            (68.8)      (23.4)       (24.5)     (31.2)        (32.3)      (111.4)
------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings                  186.9        61.6         62.7       72.3         111.3        307.9
Charter hire                                      (13.5)       (5.5)        (9.3)     (10.9)        (18.6)       (44.3)
Operating expenses                                (39.5)      (10.4)       (12.4)     (14.4)        (14.2)       (51.4)
------------------------------------------------------------------------------------------------------------------------
Gross profit/(loss)
(Net earnings from shipping activities)           133.9        45.7         41.0       47.0          78.5        212.2
Profit/(loss) from sale of vessels                  0.0        19.4         21.0       14.4          (0.1)        54.7
Administrative expenses                           (28.5)       (5.4)        (5.4)      (6.2)         (8.4)       (25.4)
Other operating income                             12.9         3.5          2.7        2.6           3.6         12.4
Depreciation and impairment losses                (28.6)       (7.5)        (8.7)      (9.9)        (10.9)       (37.0)
------------------------------------------------------------------------------------------------------------------------
Operating profit                                   89.7        55.7         50.6       47.9          62.7        216.9
------------------------------------------------------------------------------------------------------------------------




TORM's position

TORM expanded and renewed its fleet of modern product tankers throughout 2005. During the year, the Company took delivery of 4 newbuildings and purchased 7 modern second-hand vessels. At the end of 2005, TORM's product tanker fleet consisted of 27 owned vessels and 6 chartered vessels, 2 of which included purchase options, which were exercised during the fourth quarter of the year with delivery scheduled to take place in the first quarter of 2006. Growth in capacity measured in tons deadweight was 28%, whilst the growth in the number of earning days totalled 36%. The average age of the fleet owned by TORM was 4 years, making it one of the world's youngest fleets of product tankers.

TORM has over an extended period of time gradually increased the number of vessels it has taken on time charter from third party owners for delivery during the period 2006-2009. The contracts are typically of 3-7 years' duration and have been entered into at rate levels favourable in comparison to market levels prevailing at the end of 2005. The gradual process of building this chartered fleet has come about as part of the agreed strategy "Greater Earning Power", where the objective for the product tanker fleet is to consist of approximately 70% owned and 30% chartered vessels.

Bulk Division

In 2005, freight rates prevailing in the dry bulk segment did not quite match those of 2004, as the recovery in rates during the second half of the year did not materialize.

The dry bulk market began the year strongly following the very firm tone reached in the fourth quarter of 2004, but has again been extremely volatile throughout 2005.

At the outset of 2005, a large part of the world bulk fleet was idle in ports, especially in Australia and China, awaiting loading or discharge due to lack of port capacity. This contributed to maintaining the very high rates experienced towards the end of 2004 and early into 2005. From mid 2005, however, port delays were reduced to more normal levels in most ports.

A lower rate of growth in the import mainly of coal and iron ore primarily by China during the third quarter, coupled with an increase in newbuilding deliveries and limited scrapping, resulted in an across-the-board fall in freight rates as the year progressed. Notwithstanding these trends, however, rates ended the year considerably above the historical mean of 12,644 USD/day for the period 1990-2005 (source: Clarksons).

Operating profit totalled USD 86.3 mill. for the year, which is a litlle lower than in 2004. The Bulk Division had 11% fewer earning days in 2005 than in 2004.

Given the rise in freight levels in 2003 and 2004 to levels never seen before, TORM elected to take advantage of these circumstances by chartering out a substantial part of the dry bulk fleet on longer term time charter - often for periods of about 1 year. These longer period charters have tended to reduce the risk inherent in a market of such volatility. TORM has continued to pursue this strategy successfully in 2005, which has meant that the Bulk Division's income has not been significantly affected by the market's volatility.

At the end of 2005, TORM's Panamax dry bulk fleet consisted on 8 owned and 7 chartered-in bulk carriers, 3 of which include purchase options. Additionally, the Company owns 2 Handysize vessels.

In continuation of the Strategy "Greater Earning Power" TORM has for some time gradually increased the number of vessels on time charter from third party owners with delivery during the period 2006 - 2009. The contracts are typically of a duration ranging from 3 - 8 years and are at favourable rate levels compared to market rates prevailing at the end of 2005.


BULK DIVISION

(USD mill.)                                        2004                          2005
                                                  Total       Q1           Q2          Q3            Q4         Total
------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENTS
Net revenue                                       177.5        47.3         44.9       38.7          36.7        167.6
Port expenses, bunkers and commissions            (15.0)       (3.3)       (3.9)       (1.6)         (2.9)       (11.7)
------------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings                  162.5        44.0         41.0       37.1          33.8        155.9
Charter hire                                      (46.1)      (11.0)       (8.1)       (8.2)        (10.6)       (37.9)
Operating expenses                                (11.6)       (3.1)       (3.9)       (3.8)         (4.5)       (15.3)
------------------------------------------------------------------------------------------------------------------------
Gross profit/(loss)
(Net earnings from shipping activities)           104.8        29.9         29.0       25.1          18.7        102.7
Profit/(loss) from sale of vessels                  0.0         0.0         0.0         0.0           0.0          0.0
Administrative expenses                            (9.5)       (1.2)       (1.3)       (1.6)         (1.7)        (5.8)
Other operating income                              0.3         0.0          0.1        0.0           0.1          0.2
Depreciation and impairment losses                 (6.5)       (2.8)        (2.5)      (2.6)         (2.9)       (10.8)
------------------------------------------------------------------------------------------------------------------------
Operating profit                                   89.1        25.9         25.3       20.9          14.2         86.3


Business development

In 2005, a new division "Shipowning and Sale & Purchase Division" was established with a brief to focus on investments in newbuildings, sale and purchase of second-hand tonnage and the development of new projects on behalf of TORM and, to a lesser extent, TORM's partners. The division was involved in a considerable number of transactions in 2005 and is seen as a key element in the implementation of the adopted Strategy "Greater Earning Power". The Division is also involved in general business development working in close cooperation with the Tanker and Bulk Divisions. As a natural link between investment and market information, the division also incorporates research and analysis.

In 2005, the value of transactions - newbuildings and second- hand tonnage - totalled approximately USD 1 bn. (approximately DKK 6 bn.). Furthermore, 10 charter partiers involving product tankers and bulk carriers were entered into.

Product tanker

Newbuilding prices were at a very high level throughout the entire year in 2005. Demand for all types of product tankers was strong throughout 2005, but as a result of yard capacity, yard asking prices for the 3 sizes of product tankers operated by TORM differed somewhat:

o Prices for LR2 product tankers (the Aframax segment) were stable in 2005. At the end of 2005, there was limited yard capacity available for this segment up until and including the end of 2009.

o During 2005, some yards reduced prices for LR1 product tankers (the Panamax segment) in response to a sudden drop in the contracting of container vessels, which gave rise to yard capacity being freed up sufficiently to offer LR1 berths.

o Demand for MR product tankers (Handymax segment) was strong in 2005, which meant that no capacity was available until the end of 2009. A few owners - especially in Japan - were understood to have made enquiries about 2010 deliveries.

Early in 2006, the company entered into a contract for the construction of a further 2MR product tankers with "1A Super" Ice Class designation for delivery in 2009. Price levels of second-hand product tankers increased overall in 2005, particularly for MR vessels. The second-hand price of a 5 year-old MR product tanker was approximately USD 46 mill. which was similar to the asking price of a newbuilding. Throughout 2005, in general terms, price levels of all modern tonnage were very firm.

Dry Bulk

Newbuilding activity within the bulk segment was generally very limited in as much as the yards generally preferred to focus on much more lucrative ship types such as LNG, container vessels and tankers. A few yards, primarily based in Japan, were at year-end 2005 offering Panamax bulk carriers for 2008 delivery.

Prices of second-hand bulk carriers have doubled as a result of the firm rates prevailing in the dry bulk market in recent years. At certain stages, a 5 year-old vessel has been more expensive than a newbuilding for later delivery. During the early part of 2005, the price of a 5 year-old Panamax vessel reached USD 45 mill. At year-end 2005, the price had fallen to app. USD 30 mill. - a development which given the volatility of this market calls for caution.


Trends

Trends in the product tanker and dry bulk segments

This section describes significant trends and tendencies which TORM's Management believes will have an effect on future operations.

16   Refineries are moving away from the Western Hemisphere

17   Shipping and derivatives

18   Service

19   The oil market

20   Order book - delivery of new tonnage

Refineries are moving away from the Western Hemisphere

In recent years, the clear trend has been for expansion of refinery capacity to occur primarily in areas other than the Western Hemisphere, which in turn remains the major consumer area.

From the present time through to 2012, additional refining capacity will primarily be built in OPEC - especially in Saudi Arabia. In addition to this, China and India are expected to increase capacity through to 2010 (source: PVM Oil Associates). Refining capacity in Europe and the US will conversely only be increased slightly and, as such, insufficiently to meet demand. This will result in longer transportation distances given the resulting increase in demand for clean petroleum products emanating from the Middle East and the Far East destined for Europe and the US.

This trend is the result of increasingly stringent environmental focus in the western part of the world coupled with the fact that the oil producing nations wish to retain more of the value added by the refining process. This trend is positive for the product tanker market.

Shipping and Derivatives

A "Forward Freight Agreement" (FFA) is a derivative product used in shipping. It is a contract to buy or sell a volume on a particular route and at a specifically agreed price to take place at some agreed future date.

The FFA market has in recent years experienced significant growth in terms of volume and active market participants. The International Maritime Exchange (IMAREX), which is an authorized and regulated market place for trading and clearing of freight derivatives, consisted of 112 members at the end of 2005 (2004: 75 members). Volume in the global trading of FFAs rose 5,000% over the last 5 years. Liquidity in the key FFA routes is growing, reflecting the increasing level of trading. The volume in the paper market depends on the volatility in the physical market and as such more trading takes place when volatility is greater.

TORM was active in the FFA market during 2005 and expects to continue using the derivatives market as a means of hedging freight rates. As a consequence of the increased trading volume in the FFA market together with the expected influence on the physical market the Company has decided to establish a separate FFA desk in 2006.

Service

The ongoing and ever increasing safety and environmental requirements have considerable consequences both ashore and at sea.

The International Maritime Organization (IMO), the individual flag states as well as the classification societies issue requirements and regulations governing ship design and the operation of vessels. The requirements represent a wide spectrum of rules from the construction of vessels and its equipment to the operation of the vessel as well as the qualifications for officers and ratings - along with the Company's own qualifications in respect of vessel operations. On top of this, customers have to an increasing extent begun to issue their own environmental and safety requirements. The effect is increased demand for the establishment and documentation of routines and procedures.

TORM expects that this development will over time mean that it will become progressively difficult to identify differences in the way in which high quality shipowners operate their tonnage. As such service will in the future become a key differentiator.

TORM considers this to be a positive development which underpins the Company's chosen strategy in this regard - namely to aim for the highest quality in terms of education and training, design and shipbuilding thereby ensuring a very high level of service.

The oil market

Inventories of clean petroleum products have been at very low levels since 2003. This has been the result of significant consumption combined with a policy to keep inventories deliberately low. At the same time the high and increasing oil prices resulted in reluctance by many market participants to have too much capital tied up in large inventories. The low inventories in turn result in erratic deliveries, occasionally forcing market participants to pay very high freight rates.

The graph below illustrates the historical highs and lows of inventories of clean petroleum products in the OECD nations expressed in "days of consumption".

order book - delivery of new tonnage

Freight rates in both the product tanker and bulk segments are strongly influenced by the number of vessels available and, as a consequence, the delivery of new tonnage into the market and the scrapping of older vessels.

Product tank

The delivery of newbuilding product tankers during the period 2006 - 2009 will be at historically high levels. The existing global order book of product tankers due for delivery from the present time to 2009 represents approximately 40-45% of the existing world fleet in the 3 segments operated by TORM.

In 2003, the EU and the IMO adopted new and revised rules covering the phasing out of single-hulled tankers. The rules will result in the phasing out of single-hulled tankers, which have not been built since the beginning of the 1990s, up to 2010. It is anticipated that up to 25% of the world product tanker fleet will be phased out or will operate in areas, where the IMO rules are not observed.

Dry bulk

The net addition of Panamax bulk carriers to the existing fleet in 2006 will be considerable, but in the subsequent years, the order book is modest seen in the context of the very strong dry bulk market experienced in recent years. Freight rates for the Panamax bulk carriers are affected not only by newbuilding deliveries in the Panamax fleet, but also by the addition to the fleet of Capesize vessels (addition of 19% of the total fleet up to 2009) and Handymax vessels (addition of 15% of the total fleet up to 2008) (source: Fearnleys).

TORM 2008 - Greater Earning Power

Towards the end of 2005, TORM's Board approved a new 3-year strategy plan termed "Greater Earning Power". This Strategy is ambitious and is aimed at ensuring that TORM continues to be in a leading and profitable position.

The Strategy plan focuses on the following areas:

o    Ensuring high long-term return on equity and the TORM share.

o Even greater focus on the development of the Company's organizational structure and the employes' skills.

o Use of the Company's market position to achieve better market intelligence and knowledge and thereby improve the basis on which decisions are made, the speed of such decisions and thereby reducing uncertainty.

o Establish its own organization or work in cooperation with pool partners in the key geographical centres woldwide in order to further improve customer service.

o    Secure significant growth in both the product tanker and dry bulk segments.

o Tank shall continue to be the most significant business area. Growth shall in general come from within the existing business segments.

o Investments will primarily be in the product tanker segment, whereas growth within the bulk segment shall principally be via chartering in of vessels and/or the exercising of purchase options.

o The break down between owned and chartered-in vessels shall at the end of the 3-year period be approximately 70% owned and 30% chartered-in tonnage in order to reduce the capital tied up and with the aim of increasing flexibility.

The Strategy is an extension of the recent years' strategy and has continued focus on product tank and on a smaller scale dry bulk. However, TORM puts more emphasis on setting up a globally operating organization and developing employees and competences corresponding to these ambitions.

It is TORM's ambition to increase the number of earning days significantly, subject to such growth being profitable for the Company and its shareholders. Based on TORM's newbuilding order book and ships commitments for time charter as of 1 March 2006, the number of earning days will already be increased by 43% by year-end 2008 (2009: 61%).

Tanker Division

It is TORM's long-term goal to be a significant consolidator of the product tanker market within the LR2, LR1 and MR segments and thereby become the undisputed leading player in the product tanker market. This development should come about through growth within each pool, but first and foremost through the Company's own growth and development. This is expected to result in better earnings against a background of an improved market position, improved vessel utilization, offering customers more flexibility as well as the benefits deriving from large-scale purchasing power including crewing.

TORM anticipates being able to expand its product tanker fleet by continuing its ambitious newbuilding program, through the purchase of existing vessels or fleets or through being open to a merger with other companies should this be judged to be in the interest of TORM's shareholders and the Company's further development. Additionally, TORM will increase the number of long-term chartered product tankers, possibly inclusive of purchase options.

Bulk Division

The dry bulk market is highly fragmented, and TORM sees no possibility for this market to be consolidated during the period in which the revised Strategy is implemented, let alone in the years thereafter.

The Bulk Division is focused on the Panamax segment and currently has no newbuildings on order. Growth will principally come about via chartering in vessels, unless potentially interesting investment opportunities come about.

Chartering in is, according to the Company's assessment, the most cost effective way in which to increase the market share. The Strategy for the Bulk Division is based on chartering in tonnage for longer periods combined with purchase options. Accordingly, it will continue to be the Company's policy to hedge a significant portion of this forward exposure, so as to guard against volatile trading conditions.

TORM expects to slowly increase its exposure to the dry bulk market by expanding in the Panamax segment only, when the timing for doing so is considered optimal.

Financial strategy

The Company enjoys a very solid financial foundation, which ensures that there is capacity available for further profitable expansion when the timing is considered to be right. This is the key to the Company's Strategy.

In light of the currently very high freight levels and thereby vessel prices combined with the Company's criteria for financial returns, prudence and caution continue to be the order of the day. It is against this background that TORM wishes to retain a significant financial capacity to undertake investments when the timing is right.

The timing of investments and entering into commitments is absolutely crucial - in shipowning as much as in any business. Therefore, favourable as well as unfavourable market conditions mean that implementation of the Strategy within the planned time horizon may in the event not prove to be possible.

Human resources

2005 has been a year of strong growth in TORM's fleet and corporate activity generally as a result of which the number of employees ashore and at sea also grew.

Ashore

At the end of 2005, 113 people were employed at TORM's office in Copenhagen including personnel seconded to other offices and the site offices in Korea and China. Added to this are local employees in Singapore and Germany. The total number of shore-based personnel was 126. In the Copenhagen office alone, the number of employees increased by nearly 20% in 2005 .

Most of the new employees have joined the Tanker Operations and the Technical Division, and 4 trainees also joined the Company. TORM sees its ability to attract and retain capable people as an important element of the Company's development. The development and education of trainees and younger staff continue to form a key element in TORM's expansion as well as paving the way for tomorrow's leaders. In 2005, TORM together with other shipowners established a new shipping education program due to commence in 2006. Whilst the principle that shipping is best learnt `'on the job" is retained, more weight will be placed on theory and the ongoing competence enhancing courses available at Danish centres of learning and international management institutes.

Despite the ever increasing demand for shipping employees, it is with pleasure that TORM can report only a slight increase in employee turnover to 8.0% (2004:
6.2%) and it has also proved possible to attract capable and competent new employees when required. The considerable growth, which TORM has experienced in recent years, and the resultant significant increase in the number of employees has meant that TORM today employs a capable and dynamic group of young people. The average age of all employees is 41 years with 7 years being the average duration of employment in TORM. This will also help ensure energy and renewal within the organization.

A comparatively low sickness absenteeism rate of 4 days per employee per annum also underscores a willingness and enthusiasm for working for TORM.

It is also important for TORM to ensure that all employees can enjoy the prospect of a life long, ongoing international training and education at relevant Danish and international institutions of higher learning, enabling them and the Company to compete in the market place and to help in the implementation of TORM's Strategy in 2006 and beyond.

At sea

TORM's ongoing expansion has led to a considerable increase in the number of seafarers. At the end of 2005, nearly 1,200 seafarers were associated as opposed to nearly 1,000 at the end of 2004 - an increase of 20% in 2005. In order to keep up with the expansion, the Company engaged a number of Croatian officers early in 2005 as a result of which the Company today employs Danish, Scandinavian, Filipino and Croatian seafarers. The turnover in seafarers is considered acceptable with a figure of around 5% which is comparatively low.

In 2005, the Company employed 7 new trainee officers whereby at year-end 2005 a total of 49 trainees were trained by the Company. This is a significant contribution to "The Blue Denmark".

TORM's recruitment office in the Philippines made good progress during 2005 and additional staff has been engaged in response to the increasing work load.

In order to maintain and increase knowledge, a number of relevant courses in shipowning operations have been held both in Denmark and the Philippines during which specific subjects relevant to ships' operations have been covered in detail.

During the second half of 2005, the first steps were taken with regard to the implementation of a TORM Training and Competence Platform (TTCP) - an internet based tool which without doubt affords a greater overview and thereby a better utilization of competences as well as optimizing educational and training activities. TTCP ran as a pilot project towards the end of 2005 with the intention of fully implementing the system during the first half of 2006.

MANAGING RISK AND EXPOSURE

TORM operates globally, and consequently the Company is exposed to changes in economic, political and legal circumstances. Furthermore, shipowning and operating is highly sensitive to macro economics resulting in a number of risks for the industry's participants. These can be divided into commercial and financial risks.

As commercial risks are considerable, it is the Company's policy to reduce the financial risks to a considerable degree.

Political Risks

In shipping there are considerable political risks which can result in significant variations in earnings.

Commercial risks

Earnings volatility

The Company's income is principally generated from individual voyages, fixed at rates reflecting market conditions prevailing at the time and with an average duration of 20-40 days. To a lesser extent, income is also generated from time charter agreements typically of 6 to 12 months' duration. As such, TORM is exposed to the considerable volatility inherent in the freight markets. By participating in well-established pool arrangements risk is reduced to a degree, primarily via a greater geographical spread and fewer waiting days which are the direct results of the greater market presence offered by pooling.

Freight income is to a certain extent covered against volatility through the use of cargo contracts, FFAs and time charters, and in 2005 above 1/3 of freight earnings derived from the Company's tankers were secured in this way. Time charter parties accounted for 75%, as this hedging instrument resulted in higher rates than offered by the "paper market". TORM does not apply hedge accounting to FFA contracts.

In order to achieve a greater degree of control over the Company's freight positions, the Company will implement a Risk Management system based on the Value-at-Risk method. Furthermore, as an integral part of the Company's shipowning and Sale & Purchase Division, an analyst function was established in 2005 with a view to providing market research and trends for the product tanker and bulk segments as well as trends and tendencies for the world economy, which are deemed to have a significant influence on the Company's business areas. This development is designed to ensure that the Company's Shipowning and strong commercial expertise is complemented with analyses in order that the Company can make decisions on the basis of more thorough analysis and evaluation, and thereby reduce risks and utilise potential business opportunities.

Volatility in purchase and selling prices The fleet expansion taking place, particularly in the Tanker Division and primarily through a substantial newbuilding program, also encompasses a number of risk elements. These include the timing for placing contracts and the value of the vessels - which can vary considerably during their lifetime. The Company strategy is through an effective overall portfolio management of the assets and a solid financial foundation, to always be in a position to be able to purchase and sell tonnage when the timing to do so is considered optimal.

With regard to TORM's newbuilding program, where at year-end there were 11 vessels on order at Chinese yards, guarantees for the Company's prepayments have been put in place by the yards throughout the building period in accordance with the relevant newbuilding contracts. All guarantees have been arranged via state owned banks. At year-end 2005, the value of the total prepayments to the yards concerned was USD 97 mill. excluding a newbuilding from a korean already sold for delivery in 2006.

Fleet casualties and accidents

National and international rules, regulations and conventions mean that the Company can incur considerable liabilities in the event that a vessel should be involved in an oil spill or emission of other environmentally damaging agents. In order to reduce or eliminate the likely effect this could have on the Company's financial position, the fleet has been insured in internationally renowned P&I clubs with the maximum coverage offered in the insurance market.

The total insurance package consists of a wide insurance cover of vessel and cargo, including environmental damage, pollution and third party casualty and liability, hull and machine damage, total loss and war cover. All owned vessels are furthermore insured for loss of hire for a period of up to 90 days in the event of a casualty. The Company's policy is to place insurances only with the most highly rated insurers - presently some 8-10 companies - along with the use of 2 P&I clubs in order to spread risk. Insurances are only arranged with companies having a rating of BBB or better.

Movement in bunker prices

The Company's operating result is affected by movements in the price of fuel oil consumed by the vessels - known in the industry as bunkers. To cover this risk, the Company hedges the price of part of its bunker requirements for a period of up to 12 months forward. In 2005, the Company hedged 25% of its bunker requirements using hedging instruments. As at 31 December 2005, the Company had hedged the price for 29% of its bunker requirements for 2006, and the market value of these contracts as at year-end was USD 0.0 mill. (2004: (0.8) mill.). TORM does not apply hedge accounting to bunker hedges. A hypothetical price change of 1% point per ton of bunker oil would lead to a change in expenditure in 2006 of USD 1.2 mill. based on the expected bunker consumption.

In light of the Company's pool structure, bunker hedging for tankers is not done in respect of an individual vessel when it has been chartered out. Instead, bunker hedging is planned taking into account the specific pool's total estimated bunker requirements. Nonetheless, where a contract of affreightment covering several voyages has been fixed, the pool may hedge bunker requirements specifically for such a contract.

For the bulk carriers, the bunker requirements are similarly hedged to match cargo contractual obligations, but the requirements are generally less given that a larger part of earnings derive from vessels chartered out on time charter, where the charterer is responsible for the payment of bunkers. All bunker hedging and indeed any other form of hedging is carried out only based on specific requirements.

Credit risk

For customers of long standing, it is normal practice that the payment of freight takes place after a vessel has discharged her cargo. For newer, smaller and less well known customers the Company's financial risk is limited by the fact that it is a condition that freight is paid prior to the cargo's discharge or, alternatively, that a suitable guarantee is placed in lieu thereof. The Company's receivables, therefore, primarily consist of receivables from cross over voyages, to a lesser extent, outstanding demurrage. For the past 5 years, the Company has not experienced any losses in respect of charter payment or any other freight agreements. With regard to the collection of demurrage, the Company's average stands at 97-98% which is considered satisfactory given the differences in interpretation of event. Demurrage represents approximately 5% of total freight earnings.

FINANCIAL RISKS

Nearly all of the Company's income and charter obligations and by far the largest portion of operating costs as well as assets and liabilities are in USD. The Company is thus exposed to USD exchange rate swings and changes in interest rates. In order to manage these risks, the Company utilises financial hedging instruments.

Exchange rate risk

As TORM uses USD as measurement currency and most of the Company's transactions are in USD, TORM only has limited transaction risk, which primarily relates to costs in DKK.

Exchange rate risks are assessed in relation to the USD, and the Company's policy is to limit the impact of exchange rate movements on the financial statements and on the financial position of the Company.

In order to minimize the exchange rate risk on the year's estimated result, the Company typically enters into forward contracts. The expected cash flow in relation to the payment of technical expenses in non-USD related currencies, salaries, wages and other administrative expenses and dividends are typically covered for a period of up to 1 year ahead. All things being equal, a variation of 1% in the USD/DKK exchange rate would result in a change in the net profit of USD 0.8 mill. in 2006. Shareholders' equity as of 31 December 2005 would be affected to the tune of USD 4 mill. should the USD exchange rate change by 1%. At year-end 2004, the Company had no forward hedging contracts in respect of operating costs for 2005. In 2005, the Company entered into exchange rate contracts for the sale of USD 7 mill. against DKK and sold USD 43 mill. spot in order to cover the DKK cash requirements for operating costs in 2005. As such, in 2005 spot and term exchange contracts for a total of USD 50 mill. were unwound at an average exchange rate of 6.17 as against the average exchange rate for the year of USD against DKK of 6.00. Furthermore, the Company sold USD 8 mill. partly to fund the payment of dividends in 2006 at an exchange rate of
6.26 against DKK.The Company decided to sell its bond portfolio of USD 58 mill. during 2005 in order to cover its DKK requirements. In addition, TORM entered into an agreement to buy put-options in the amount of USD 16 mill. which leaves 28% coverage of the expected DKK cash flow - excluding the payment of dividends
- for 2005. With regard to the put-options, the counterpart must buy USD from TORM at an exchange rate of 6.00 to the DKK. In case the USD/DKK exchange rate exceeds 6.81, the counterpart can purchase USD from TORM at an exchange rate of
6.00 per USD. In 2005, the Company had entered into agreements to purchase put-options in the amount of USD 35 mill. inclusive of a "knock-in" element for the counterparty. None of these options were called neither by Torm nor by the counterpart during the option period.

Interest rate risk

TORM's interest rate risks are in practical terms connected to the interest bearing mortgage debt. All the Company's loans for financing vessels are based on variable interest rate loans and are in USD. The Company's interest bearing USD debt increased from year-end 2004 to year-end 2005 by USD 395 mill. to USD 791 mill. Of the Company's priority debt in USD with variable interest rates USD 60 mill. will be due within a 12 months period and USD 268 mill. after 1 - 5 years. The average effective interest rate is between 3.4% and 5.4%. Please refer to note 13 for further details regarding our interest bearing debt.

In certain cases, the Company utilises financial instruments to control the effects, which interest rate fluctuations can have on earnings and cash resources. The Company typically makes use of interest rate swaps, which are entered into for periods of up to 5 years, although generally of 2-4 years' duration when acceptable interest rate levels can be achieved. For shorter period interest rate coverage the Company from time to time makes use of FRAs.

The profile of the instruments always matches the loan profile of the particular loan in question. When assessing interest rate risk hedging for its loan portfolio, the Company takes into consideration expected interest rate developments and future changes to the composition of the fleet in order to meet ongoing and future market expectations and requirements.

The portion of the interest swaps hedging the USD mortgage debt with maturity within 1 year was USD 31 mill. and USD 125 mill. after 1 - 5 years. The average effective interest rates were between 2.6% and 4.5%. The market value of the Company's interest rate swaps was USD 6.6 mill. at year-end 2005 (2004: USD 0.2 mill.).

At year-end, the Company had covered 77% of its total 2006 interest costs at an average rate of 4.5% including margin. For the period 2007-2009, the coverage is stable to falling at an average of 39%. The fixed interest debt has an average period of 3 years remaining, expiring between 2007 and 2013. A change of 1% point in unhedged variable interest debt will result in interest rate expenses of USD 2.0 mill. in 2006.

REPORTING

The Board and Management continuously receive and evaluate information on the above-mentioned risks.

Safety and quality awareness

TORM has a continuing focus on safety on board the vessels and through a proactive approach to this area, incidents and accidents are being prevented. Over the last 5 years a database of so-called near-accidents has been developed within the Company. When a person onboard a vessel or ashore is involved in a near-accident, the event is reported to the Safety Department where the details of the report are then assessed and the lessons learned recorded.

The details of the reports and the lessons learned are then distributed throughout the fleet. In order to further expand the experience TORM is participating in a project where a database of near-accidents is being built up with input from other Danish shipowners and ship managers. Consequently, any shipowner will be able to receive experience transfer from other participants in the scheme.

A program of Safety Awareness Training Courses has also been developed and implemented in 2005. The aim of these courses is to anchor the TORM Safety Culture and ensure that all persons on board are conscious of the high safety standards required within the TORM fleet.

The Tanker Manager and Self Assessment Scheme (TMSA) issued by OCIMF (Oil Companies International Marine Forum) is a voluntary self-assessment scheme based on a detailed set of key performance indicators. These indicators are all geared to the safe and environmentally responsible operation of tankers, and they are a valuable tool to enhance the safety performance on board the vessels as well as ashore.

During 2004 and 2005, all security procedures were reviewed and updated according to the Green Award and TMSA requirements. As for all safety and quality work, the TMSA and Green Award Scheme are a continuing process aimed at improving the performance of the safety, quality and environmental protection levels to the highest possible standards.

Apart from the above-mentioned value adding process the compliance itself with the TMSA and Green Award Scheme requirements is expected to result in fewer external vetting inspections by the Oil Majors given that the Company's current status is always available for the Oil Majors via a web-based database.

Fewer external inspections are primarily in relation to office audits, but in future they could also involve the vetting of the vessels. This would offer a degree of relief to the officers and ratings and thereby save time in general.

Over the last 5 years the TORM fleet has tripled numerically. It has been a challenging task to expand the fleet at such a pace while at the same time maintaining or improving the skills and understanding of all the officers and ratings in respect of the continuing safe operation of all the vessels. It is considered that the expansion has gone well.

The Company has also succeeded in taking newbuildings straight from the shipyard to sea without any significant problems with regard to pre-vettings, ISM compliance, USCG requirements and the various statutory shipboard response plans.

Over the past few years, the Lost Time Accident Frequency (LTAF), which is the number of Lost Time Accidents per million exposure hours, has been between 1.5 and 2.2. This level is considered satisfactory. TORM's target for LTAF is 1.5. The number of seafarers employed by TORM has increased significantly in recent years, i.e. in 2004 by 40% and in 2005 by 20%, which has made the LTAF vary. All newly employed seafarers are subject to a comprehensive training program where TORM's strong safety culture is highlighted with the greatest emphasis. Despite these efforts, however, some accidents, although not serious, can be attributed to a lack of safety awareness. Therefore the safety awareness training is currently being reviewed and improved taking into account the experiences gained.

The International Ship and Port Facility Security Code, the ISPS Code, that addresses the security of the vessels in port and at sea, preventing piracy and terrorist attacks, smuggling, stowaways, etc., has now been in force for 1.5 year. Before the implementation on 1 July 2004, great concern was expressed throughout the shipping industry including some scepticisme as to how these rather stringent rules should be implemented on the world fleet as well as the ports serving international trade.

TORM's experience in this field indicates that this concern has proved to be unfounded. The Company has not had any significant problems during port calls or at sea; only the fact that in some parts of the world, the seafarers' opportunity for shore leave has been extremely restricted, which is an area of concern to the Company given the importance that the Company attaches to the well-being of its seafarers.

Collision

Late at night on the 28 June 2005 a Torm owned tanker was anchored off the port of Ulsan. Dense fog enveloped the area when the vessel had to weigh anchor in order to proceed into the port of Ulsan. The Master was assisted by 2 pilots when the vessel departed from the anchorage with slow speed.

A cargo vessel had just left the port of Ulsan and was heading south, crossing the anchorage area, without following the designated fairway. This vessel was identified on the ARPA (Automatic Range and Plotting Aid) onboard the Torm tanker. The ARPA indicated a possible collision, wherefore the Master tried to contact the vessel by VHF without success.

The collision occurred 10 minutes after the Torm tanker had left the anchorage. Luckily no one was hurt.

An investigation into the accident revealed several root causes, such as the lack of proper communication between the bridge team and the pilot, and also between the pilots and the port control.

The accident has lead to new safety precautions measures being implemented in the Quality and Safety Management system.

Shareholder Relations

TORM wishes to provide relevant, accurate and timely information to all investors and partners.

TORM has in recent years maintained a close contact with the financial markets through roadshow presentations, telephone conferences and quarterly and full year reports. In 2005, approximately 200 meetings were held with institutional investors and analysts in Denmark, the Nordic countries, Europe and the US. This active investor relations program increases awareness of the Company and ensures a sounder basis upon which to evaluate TORM as a partner, an investment or a borrower. During 2005, TORM was included in the Copenhagen Stock Exchange's KFX/OMXC20 index.

TORM wishes to ensure that existing and potential investors are at all times sufficiently informed about important developments and that the Company is perceived to be professional, approachable and trustworthy.

The total daily turnover of the TORM share increased in 2005. The turnover of the TORM share on the Copenhagen Stock Exchange increased considerably in 2005, whilst turnover on NASDAQ fell during the year. On average, the daily turnover was in the region of DKK 51.6 mill. (USD 8.6 mill.) in 2005.

TORM's share price increased by 35% in 2005. Taking into account the payment of dividends of DKK 15 per share the total return for shareholders was 42% in 2005.

TORM's share capital consists of 36.4 mill. shares of DKK 10. The shares, which are bearer shares, are listed on the Copenhagen Stock Exhange. In addition, TORM is listed on NASDAQ in the form of American Depositary Receipt (ADR). TORM had more than 9,000 registered shareholders as at 31 December 2005 representing 73% of the share capital. At year-end 2005, approximately 11% of TORM's share capital was converted to ADRs. The following shareholders have reported that they own more than 5% of the share capital according to Section 29 of the Danish Securities Trading Act covering share dealings:

Corporate Governance

Good corporate governance is a key element in the creation of shareholder value and in gaining the trust of customers, partners and the financial markets.

It is TORM's policy to ensure that the Company is at all times managed in an orderly and proper manner. The Board has laid down clear management guidelines in order to ensure that the Company is managed in a manner in which trustworthiness and ethics are at the core. These values are at the foundation of the Company and contribute towards the creation of value for the Company and its shareholders.

TORM's Board of directors and Management have an ongoing dialogue to continually improve the management of the Company. The Board meets a minimum of 5 times per annum according to the rules of procedures for the Board of directors and Management. In 2005, 11 Board meetings where held. The Board lays out clear policies and directives for Management's implementation. The Management in turn implements these guidelines in their day-to-day management.

TORM's Board consists of 7 members of which 2 are elected by the employees in accordance with Danish law. The 5 directors elected at the Annual General Meeting and the 2 Board members elected by the employees are elected for a 4-year term, the next election being in 2007. The Board members elected by the employees have the same rights, obligations and responsibilities as the directors elected at the AGM.

The Board has formed an Audit Committee that meets at least twice per annum. Additionally, the Board has formed a Remuneration Committee.

It is the Board's opinion that the payment to Management is in accordance with market conditions.

The Board and Management own less than 0.1% of TORM's share capital.

In the annual report for 2006, TORM will implement the recommendations for good corporate governance including the "comply-or-explain" principle from the Copenhagen Stock Exchange. The "comply-or-explain" principle implies that the companies are required to either comply with the recommendations for corporate governance or explain why they do not comply with the recommendations.

Aside from complying with Danish rules, regulations and standards, TORM is also obliged in connection with the NASDAQ listing to comply with a number of requirements under the Sarbanes-Oxley Act, of which the most important are the requirements listed in Section 404.

The Sarbanes-Oxley Act enacted a number of standards, rules and regulations aimed at good management, covering American and foreign private issuers. One of the requirements under the Sarbanes-Oxley Act is that Management shall provide declarations in respect of the Company's internal controls, these being required to be documented and kept up-to-date.

TORM is already well advanced with the work involved in ensuring compliance with the Sarbanes-Oxley Act and will be in a position to document and to comply with the rules in time for the release of the 2006 results. Aside from complying with the relevant laws, TORM expects to increase the Company's focus on internal controls and risk management, which will positively contribute to the Company's business procedures and processes both in the short and long term. Total expenditure in connection with complying with the Sarbanes-Oxley Act, including IT costs, is expected to be less than USD 1 mill.

For an overview of Danish corporate governance and key differences between corporate governance in Denmark and the Anglo-Saxon practices, please refer to the Company's website www.torm.com.

FINANCIAL REVIEW

Net profit for the year increased by 60% to USD 299 million from USD 187 million in 2004 corresponding to earnings per share (EPS) of USD 8.6 in 2005 against USD
5.4 in 2004. Excluding profit on sale of vessels of USD 55 million and dividend from Dampskibsselskabet Norden A/S of USD 12 million the profit before tax for the year was USD 232 million, which is considerably higher than expected as reported at the beginning of the financial year in the announcement to the Copenhagen Stock Exchange dated 8 March 2005.

The considerably higher profit is primarily due to the net addition of 9.5 vessels to TORM's fleet of owned and long-term chartered vessels, as the announcement of expected profit made at the beginning of the year only included the addition of 2 of these vessels. Freight rates in the tanker segments, which during part of the year were significantly higher than expected, further contributed to the reported profit.

TORM's total assets increased by USD 570 million to USD 1,810 million from USD 1,240 million in the previous year. The most significant developments behind this increase are an increase in the carrying amount of vessels and vessels under construction, including vessels held for sale, of USD 517 million mainly due to fleet expansion, a decrease in the carrying amount of marketable securities of USD 58 million due to divestment of bonds and an increase in cash and cash equivalents of USD 91 million.

The shareholders' equity increased by USD 190 million to USD 905 million from USD 715 million, whereas the solvency ratio decreased by 8 percentage points to 50% from 58% in 2004. The significant increase in shareholders' equity is mainly due to the profit for the year less dividend paid out and value adjustment of the Company's investment in Norden. TORM's total liabilities increased by USD 381 million to USD 905 million from USD 524 million in the previous year primarily due to increases in mortgage debt and bank loans used to finance a part of the expansion of the fleet.

NET EARNINGS FROM SHIPPING ACTIVITIES

TORM's total net revenue in 2005 was USD 587 million as compared to USD 433 million in the previous year. TORM's net revenue is derived from 2 segments: the Tanker Division and the Bulk Division. In the markets in which these divisions operate, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) is used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. As a consequence, TORM primarily bases economic decisions upon ex pected TCE rates rather than on expected net revenues. The analysis of revenue is therefore primarily based on the development in time charter equivalent earnings. TORM's time charter equivalent earnings in 2005 were USD 464 million compared to USD 350 million in 2004. The addition of tonnage, especially in the LR1 and MR tanker seg- ments, as well as higher rates in the tanker segments during part of the year were the primary reasons behind the increase in the TCE.

TANKER DIVISION

Net revenues in the Tanker Division increased by 64% to USD 419 million from USD 256 million in 2004, whereas the time charter equivalent earnings increased by USD 121 million or 65% to USD 308 million from USD 187 million in the previous year.

Freight rates prevailing in the market for TORM's Tanker Division in 2005 were most of the year at levels comparable to 2004. However, during the period from August to October freight rates were signifi- cantly higher than in the previous year due to a surge in the US demand for oil products following the temporary disruption of the production at US oil production facilities in the Mexican Gulf caused by hurricanes.

Taking the year as a whole, the LR2 segment achieved freight rates that were on average 6% higher than in the previous year. This increased earnings by USD 4 million. The number of available earning days increased by 165 days or 9% resulting in an increase in earnings of USD 6 million.

In the LR1 segment TORM took delivery of 4 vessels and sold 2.5 vessels during the year. 2 of the sold vessels were leased back on 5-year time charters. These transactions were the primary reason for the increase in the number of available earning days of 1,326 days or 93% from the previous year, resulting in an increase in earnings of USD 33 million. The increase in average freight rates of 30% increased earnings by USD 21 million from the previous year.

In the MR segment, the Company took delivery of 7 vessels and sold 2 vessels during the year. Also in this segment, the net addition of tonnage was the main reason for the increase in the number of available earning days of 1,235 days or 28% which increased earnings by USD 26 million. The average freight rates were 24% higher than in the previous year, which affected earnings positively by USD 30 million.

The increase in the time charter equivalent earnings in the Tanker Division can be summarized as illustrated in the table below.


Earnings for the Tanker Division

USD million                                       MR       LR1       LR2    Unallocated     Total
--------------------------------------------------------------------------------------------------
Time charter equivalent earnings 2004             93        35        60       (1)           187
Change in number of earning days                  26        33         6                     65
Change in freight rates                           30        21         4                     55
Other                                                                           1             1
                                                --------------------------------------------------
Time charter equivalent earnings 2005            149        89        70        0           308
--------------------------------------------------------------------------------------------------


The table below summarizes the earnings data per quarter for the Tanker
Division.


Earnings data for the Tanker Division

                                                                                                                       Change in %
USD/day                                      2004          2005          2005       2005          2005        2005        2004-
                                           Full year        Q1            Q2         Q3            Q4      Full year      2005
------------------------------------------------------------------------------------------------------------------------------------
LR2/Aframax vessels
Available earning days                      1,824           450           442        548           550         1,989         9%
TCE per earning day *)                     33,116        35,715        30,281     28,185        45,917        35,253         6%
OPEX per earning day **)                   (4,754)       (5,526)       (4,849)    (5,899)       (6,157)       (5,612)       18%
Operating C/F per earning day ***)         22,701        27,570        18,726     14,172        30,316        22,468        (1%)
------------------------------------------------------------------------------------------------------------------------------------

LR1/Panamax vessels
Available earning days                      1,425           498           652        774           827         2,751        93%
TCE  per  earning day *)                   24,912        32,704        26,906     26,509        41,726        32,300        30%
OPEX  per  earning  day **)                (6,153)       (4,991)       (6,836)    (6,074)       (5,680)       (5,903)       (4%)
Operating C/F per earning day ***)         18,727        21,647        11,769     15,090        27,964        20,151         8%
------------------------------------------------------------------------------------------------------------------------------------

MR vessels
Available earning days                      4,346         1,125         1,270      1,547         1,638         5,581        28%
TCE  per  earning day *)                   21,381        27,465        26,079     23,499        29,373        26,613        24%
OPEX per earning day **)                   (5,936)       (6,223)       (6,594)    (6,274)       (6,505)       (6,708)       13%
Operating C/F per earning day ***)         15,414        20,261        18,788     17,738        23,598        21,342        38%
------------------------------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

**)  Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

BULK DIVISION

In the Bulk Division net revenue decreased by 6% to USD 168 million from USD 178 million in the previous year, whereas the time charter equivalent earnings decreased by USD 7 million or 4% to USD 156 million from USD 163 million in 2004. The freight rates for bulk carriers reached historic high levels in 2004, which were not sustained especially during the second half of 2005. However, due to continued high coverage during the year, primarily through 1-year time charter agreements, the adverse development in freight rates did not affect the Company's earnings for 2005 compared to 2004.

Freight rates in the Panamax segment were on average 9% higher than in 2004, increasing earnings by USD 12 million. In this segment, 1 vessel was added to the fleet of owned vessels during the year which had previously been chartered in. The decrease in the number of available earning days by 9% or 506 days from the previous year was due to the net redelivery of tonnage chartered in. As a result the time charter equivalent earnings in this segment decreased by USD 13 million.

In the Handysize segment earnings decreased by USD 5 million as a consequence of a reduction in available earning days of 23% and in the average freight rates of 5% compared to the previous year.

The change in the time charter equivalent earnings in the Bulk Division can be summarized as illustrated in the table below.


Earnings for the Bulk Division

------------------------------------------------------------------------------------------------------------------
USD million                                       Handysize           Panamax         Unallocated           Total
------------------------------------------------------------------------------------------------------------------
Time charter equivalent earnings 2004                 18               144                   1               163
Change in number of earning days                      (4)              (13)                                  (17)
Change in freight rates                               (1)               12                                    11
Other                                                                                       (1)               (1)
                                                ------------------------------------------------------------------
Time charter equivalent earnings 2005                 13               143                   0               156
------------------------------------------------------------------------------------------------------------------


The table below summarizes the earnings data per quarter for the Bulk Division.


Earnings data for the Bulk Division

                                                                                                                       Charge in %
USD/day                                      2004         2005          2005       2005          2005       2005          2004-
                                           Full year       Q1            Q2          Q3           Q4      Full year       2005
----------------------------------------------------------------------------------------------------------------------------------
Panamax vessels
Available earning days                      5,629         1,324         1,203      1,240         1,356     5,123            (9%)
TCE per earning day *)                     25,534        30,641        30,962     27,523        22,585    27,897             9%
OPEX per earning day **)                   (5,022)       (4,794)       (4,607)    (4,294)      (5,017)    (4,676)           (7%)
Operating C/F per earning day ***)         16,125        20,495        21,792     12,241        12,136    17,487             8%
----------------------------------------------------------------------------------------------------------------------------------

Handysize vessels
Available earning days                      1,056           199           206        215           197       816           (23%)
TCE per  earning day *)                    16,829        18,952        17,645     14,514        13,067    16,011            (5%)
OPEX per earning day **)                   (3,173)       (2,916)       (3,908)    (3,690)      (5,049)    (3,919)           24%
Operating C/F per earning day ***)         12,316        15,306        13,172      9,150         7,745    11,588            (6%)
----------------------------------------------------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

**)  Operating expenses for own vessels.

***) TCE earnings less operating expenses and charter hire.

OPERATION OF VESSELS

Vessels chartered in on time charters do not give rise to operating expenses for TORM but only to charter hire payments. As compared to 2004, charter hire in the Tanker Division increased by USD 31 mil- lion to USD 44 million in 2005, whereas charter hire paid in the Bulk Division dropped by USD 8 million to USD 38 million. The increase in the Tanker Division was primarily caused by the sale and lease back of time charters of 2 vessels in the LR1 segment in the beginning of 2005.

The operating expenses for the owned vessels increased by USD 17 million to USD 67 million in 2005. The most significant factor behind this development was the increase in the number of operating days of 1,987 days or 21%, primarily due to the addition of owned vessels in the LR1, MR and Panamax segments. The main reasons for the operating expenses not increasing proportionately to the increase in the number of operating days are one-off expenses relating to the preparation of 2 vessels for sale and an unusually high number of drydockings during 2005 totalling 277 days compared to 30 days in 2004. Days in dry-dock are not included in the num- ber of operating days, whereas the vessels incur operating expenses at similar levels as during operation. In addition, the operating expenses for some of the vessels added this year are somewhat higher than the average for the fleet as of the beginning of the year. The total fleet of owned vessels incurred 31 off-hire days in 2005 corresponding to three per thousand of the number of operating days compared to 15 off-hire days in 2004 corresponding to two per thousand of the number of operating days. The Company regards this as a very satisfactory level.

Operating expenses are mainly incurred in USD and DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in operating expenses significantly.

ADMINISTRATIVE EXPENSES AND OTHER OPERATING INCOME

Total administrative expenses decreased from 2004 to 2005 by USD 8 million to USD 31 million mainly due to a considerably lower effect from the share options scheme, which is only partly offset by increased salary expenses due to the addition of new staff and a general increase in salary levels.

Administrative expenses are primarily incurred in DKK. The average DKK/USD exchange rate in 2005 was more or less unchanged from 2004 and did not affect the development in administrative expenses significantly.

Other operating income primarily comprises chartering commissions received by TORM as income from management of the 3 tanker pools. Other operating income amounted to USD 13 million in 2005 as in 2004 despite an increase in commissions from the tanker pools primarily due to one-off income of USD 2 million in the previous year. The commissions are based on net revenues in the pools, and the change is a direct result of the change in freight rates and the number of vessels in the pools compared to the previous year.

VESSELS AND DRY-DOCKING

The increase in tangible fixed assets of USD 479 million to USD 1,167 million is mainly attributable to the change in vessels and capitalized dry-docking. The carrying value of vessels and capitalized dry-dock- ing increased by USD 419 million to USD 1,066 million. The increase relating to vessels amounted to USD 414 million. New tonnage was added at a total cost of USD 517 million resulting from 2 LR1 tanker newbuildings and 2 LR1 tankers built in 2003 and 2004, 2 MR tanker newbuildings and 5 MR tankers built in 2000 to 2003 as well as 1 Panamax bulk vessel built in 2001. 2 MR tankers built in 1992 and 1994 and 2.5 LR1 tankers built in 1988 and 1990 at a total carrying amount of USD 63 million were sold during the year and depreciation on the vessels amounted to USD 40 million. Prepayment on vessels under construction increased by USD 60 million to USD 141 million due to additional costs relating to vessels under construction of USD 295 million less the above-mentioned newbuilding deliveries of USD 191 million and the transfer of a vessel under construction to non- current assets held for sale at a carrying amount of USD 44 million.

Depreciation amounted to USD 48 million in 2005 as compared to USD 35 million in 2004, an increase of USD 13 million. The increase is due to the expansion of the fleet during 2005.

As at 31 December 2005 TORM's newbuilding program comprised 12 tanker vessels to be delivered during 2006 to 2009, and the con- tractual liabilities under the program amounted to USD 540 million. In addition the Company called options in 2005 to acquire 2 LR2 tankers on time charter built in 1999 and 2000, which were deliv- ered in January 2006. The contractual liability relating to these vessels amounted to USD 94 million as at 31 December 2005. In 2005, TORM contracted to sell 1 of its LR1 vessels under construction subsequent to delivery in 2006 bringing the total net investment program to 13 vessels.

The market value of the fleet and investment program (7.5 LR2 tanker newbuildings, net 1.5 LR1 tanker newbuildings, 2 MR tanker newbuildings and two second-hand LR2 tankers) exceeded the carrying value of the fleet including newbuilding contracts by USD 768 million at year-end. This valuation is based on the average of 3 internationally acknowledged shipbrokers' valuations.

OTHER INVESTMENTS (Norden)

Other investments mainly comprise the investment of approximately 33% of the shares in Norden with a carrying value of USD 352 mil- lion as at 31 December 2005 compared to USD 363 million in the previous year.

TORM continues not to consider Norden as an associated company, as the Company does not have influence on decisions and is not represented on Norden's Board of directors. The investment in Norden is valued on the basis of the closing price on the Copenhagen Stock Exchange on 31 December 2005 of DKK 2,958.63 per share. The positive effect from the increase in the share price from DKK 2,725.52 as at 31 December 2004 was more than offset by the adverse effect of the change in the DKK/USD exchange rate of USD 49 million.

The Company holds investments in other entities with an aggregate carrying amount of USD 9 million as at 31 December 2005, of which USD 2 million concerns unlisted entities, compared to USD 5 million as at 31 December 2004. The carrying amount of the unlisted shares constitutes the estimated fair value based on available information.

FINANCING

Net financial items in 2005 were negative by USD 4 million compared to a net income of USD 26 million in 2004. The most significant reason for the change is the lower dividend from Norden of USD 12 million compared to USD 34 million in 2004 and an increase in inter- est expenses of USD 10 million to USD 26 million in 2005 primarily due to the increase in net interest bearing debt of USD 360 million during the year to USD 632 million from USD 272 million in 2004.

The invested capital increased by USD 558 million to USD 1,176 million as at 31 December 2005 from USD 618 million in the previous year. The increase can primarily be explained by the addition of tonnage and prepayments on newbuildings during the year. Taking into account the development in net interest bearing debt during 2005, it is evident that a significant part of the expansion is net financed by cash flow from operations and from sale of vessels.

Shareholders' equity increased by USD 190 million to USD 905 million. The considerable growth in shareholders' equity is mainly due to the net profit for the year of USD 299 million less dividends paid out during the year of USD 90 million and value adjustment of the Company's investment in shares in other companies, including Norden, of USD 23 million.

TAX

The tax expense for 2005 comprises current tax for the year of USD 9 million, which is unchanged compared to the previous year, less a reduction of deferred tax of USD 9 million compared to an increase in deferred tax of USD 8 in 2004. Net tax for the year was USD 0 million compared to an expense of USD 19 million in 2004. Of the reduction in deferred tax in 2005, USD 4 million was a result of a change in the Danish corporation tax rate from 30% to 28%. The deferred tax liability as at 31 December 2005 of USD 55 million compared to USD 73 million in the previous year was furthermore affected by a currency exchange gain of USD 10 million which is recognized in the income statement under financial items.

All significant Danish entities in the TORM group entered into the tonnage taxation scheme with effect from 2001 and have filed tax returns for 2001 through 2004. The assessment of the tax returns by the tax authorities has not yet been completed, and the recognized current tax liabilities are therefore to a great extent based on Management's judgement regarding the outcome of the assessment. TORM paid USD 7 million in corporation tax on account in 2005 regarding these entities.

LIQUIDITY AND CAPITAL RESOURCES

Servicing of the Company's obligations under loan agreements, payment of charter hire for chartered-in vessels and all other commitments that TORM has entered into are paid out of the cash generated by the operating activities. Total cash and cash equiva- lents amounted to USD 157 million at the end of the year against USD 66 million at the beginning of the year, resulting in a net increase in cash and cash equivalents from cash flows for the year of USD 91 million compared to a net increase of USD 38 million in 2004. The primary sources of the cash flow were profit from operating activities, additional borrowing and the sale of vessels.

The cash flows were primarily used to finance the extensive expan- sion of the fleet during the year.

The Company's operations generated a historically high cash inflow of USD 261 million compared to an inflow of USD 228 in 2004, which was also historically high.

The cash flows were primarily used to finance the investing activities during the year. USD 636 million was invested in tangible fixed assets during the year, primarily comprising the extensive expansion of the fleet, compared to USD 187 million in 2004. The total cash inflow from the sale of vessels was USD 178 million in 2005, whereas the Company did not generate any cash flows from sale of non-current assets in 2004.

Cash inflow from financing activities was USD 303 million compared to cash outflow of USD 3 million in 2004. Additional borrowing generated inflow of USD 645 million for the financing of the newbuilding program and purchase of second-hand vessels, while repayments on mortgage debt and bank loans amounted to USD 252 million. Dividends paid to TORM's shareholders in the amount of USD 90 million also negatively affected cash flow from financing activities.

The Company has significant cash requirements associated with long- term debt and time charters. These payments are influenced by changes in interest rates. In order to manage interest rate risk, financial instruments are entered to swap the variable interest rate on a portion of the borrowings for fixed rate debt.

To support the Strategy, TORM increased the financial flexibility during 2005 by arranging 3 revolving facilities with leading banks. The facilities have a total limit of USD 498 million, of which USD 256 million was drawn as at 31 December 2005. Part of the facilities is dedicated to the financing of new tonnage, whereas the remaining part will go to the ongoing financing of some of the existing vessels. As at 31 December 2005 the Company had addi- tional loans of approximately USD 535 million bringing total credit agreements to USD 1,033 million bearing interest at a weighted average of LIBOR + 0.73% of which USD 242 million was unused.

When acquiring vessels, the first 20%-30% of the contract price is normally financed by TORM, and the remaining 70%-80% is financed by mortgage debt. For all 12 vessels in the newbuilding program payments corresponding to approximately 26% of the aggregate contract price have been made, and TORM has entered into an agreement for the remaining financing of 5 of the LR2 product tanker vessels in the newbuilding program to be delivered during the period from April 2006 to January 2008. The remaining financing for the other 7 vessels has not yet been agreed but will be in place in due time to meet all payment obligations. For all 12 vessels the total amount of self-financing is expected to be USD 108 million, of which USD 20 million in 2006, and the total outstanding contractual commitment amounts to USD 402 million.

TORM believes that based on available cash and planned invest- ments, projected operating cash flows and financing capacity the Company has sufficient cash flow to meet the operating require- ments, cash flow obligations and other strategic initiatives. TORM also believes that the current fleet structure, based on time charters and owned vessels, provides the Company with the flexibility to react to changes in market conditions reducing the exposure to negative market developments.


CONSOLIDATED INCOME STATEMENT
1 January - 31 December


USD '000                                                       Note              2005                 2004
--------------------------------------------------------------------------------------------------------------
Net revenue                                                                     586,975              433,320
Port expenses, bunkers and commissions                                         (123,138)             (83,769)
                                                                            ---------------------------------
Time charter equivalent earnings                                                463,837              349,551
                                                                            ---------------------------------
Charter hire                                                                    (82,139)             (59,592)
Operating expenses                                                              (66,744)             (49,791)

Gross profit (Net earnings from shipping activities)            4,5             314,954              240,168

Profit from sale of vessels                                                      54,731                    0
Administrative expenses                                         5,6             (31,176)             (38,637)
Other operating income                                                           12,570               13,139
Depreciation and impairment losses                                8             (47,894)             (35,181)
                                                                            ---------------------------------
Operating profit                                                                303,185              179,489
Financial items                                                   9              (3,818)              25,839
                                                                            ---------------------------------
Profit before tax                                                               299,367              205,328
Tax expenses                                                     10                  (4)             (18,715)
                                                                            ---------------------------------
Net profit for the year                                                         299,363              186,613
                                                                            ---------------------------------


                                                               Note              2005                 2004
--------------------------------------------------------------------------------------------------------------
Earnings per share
Earnings per share (USD)                                         21                 8.6                  5.4
Earnings per share (DKK) *)                                                        51.5                 32.2
Diluted earnings per share (USD)                                 21                 8.6                  5.3
Diluted earnings per share (DKK) *)                                                51.4                 32.0
                                                                            ---------------------------------


*) Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period. The accompanying notes are an integrated part of these financial statements.


CONSOLIDATED BALANCE SHEET
At 31 December


USD '000                                                       Note                2005                 2004
--------------------------------------------------------------------------------------------------------------
ASSETS
NON-CURRENT ASSETS
Tangible fixed assets
Land and buildings                                                                  883                  395
Vessels and capitalized dry-docking                              15           1,066,474              647,516
Vessels under construction and prepayments for vessels                           97,397               37,311
Other plant and operating equipment                                               2,319                2,728
                                                                            ---------------------------------
                                                                  8           1,167,073              687,950
                                                                            ---------------------------------

Financial fixed assets
Other investments                                                 7             360,993              368,492
                                                                            ---------------------------------
                                                                                360,993              368,492
                                                                            ---------------------------------
Total non-current assets                                                      1,528,066            1,056,442

CURRENT ASSETS
Inventories of bunkers                                                           10,869                5,824
Freight receivables, etc.                                                        53,890               36,027
Other receivables                                                                14,133               12,765
Accruals                                                                          2,853                4,912
Marketable securities                                            15                 241               58,068
Cash and cash equivalents                                                       156,728               65,524
                                                                            ---------------------------------
                                                                                238,714              183,120

Non-current assets held for sale                                 20              43,358                    0
                                                                            ---------------------------------
Total current assets                                                            282,072              183,120
                                                                            ---------------------------------
TOTAL ASSETS                                                                  1,810,138            1,239,562
                                                                            ---------------------------------


The accompanying notes are an integrated part of these financial statements.


USD '000                                                                 Note             2005            2004
-----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                              11             61,098          61,098
Treasury shares                                                            11             (7,708)         (7,748)
Revaluation reserves                                                                     296,448         319,354
Retained profit                                                                          415,306         238,439
Proposed dividend                                                                        132,382          99,861
Hedging reserves                                                                           3,258             454
Translation reserves                                                                       3,867           3,949
                                                                                     ----------------------------
Total shareholders' equity                                                               904,651         715,407

LIABILITIES
Non-current liabilities
Deferred tax                                                               10             54,560          73,261
Mortgage debt and bank loans                                            13,15            729,088         333,284
                                                                                     ----------------------------
Total non-current liabilities                                                            783,648         406,545
                                                                                     ----------------------------

Current liabilities
Mortgage debt and bank loans                                            13,15             59,926          62,141
Trade payables                                                                            22,918          15,668
Current tax liabilities                                                                    9,381           9,357
Other liabilities                                                          14             23,592          23,060
Deferred income                                                            12              6,022           7,384
                                                                                     ----------------------------
Total current liabilities                                                                121,839         117,610
                                                                                     ----------------------------

TOTAL LIABILITIES                                                                        905,487         524,155
                                                                                     ----------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                             1,810,138       1,239,562
                                                                                     ----------------------------

Accounting policies                                                       1-3
Collateral security                                                        15
Guarantee and contingent liabilities                                       16
Contractual liabilities                                                    17
Fair value of derivative financial instruments                             18
Related party transactions                                                 19
Earnings per share                                                         21
Appropriation on net profit for the year incl. proposed dividend           22
Reconciliation to United States Generally Accepted
  Accounting Principles (US GAAP)                                          23


The accompanying notes are an integrated part of these financial statements.


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


USD mill.
                                                                                         Gains/losses recongized in equity
                                                                                        -------------------------------------
                                            Common    Treasury   Retained    Proposed   Revaluation   Hedging    Translation
                                            shares     shares     profit     dividends    reserve     reserves    reserves    Total
                                           -----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Balance at 1 January 2004                    30.5       (8.7)      358.7      36.7         0.0         (3.6)          0.0    413.6
Change in accounting policies                                     (184.4)                118.7                               (65.7)
                                           -----------------------------------------------------------------------------------------
Balance at 1 January 2004 as restated        30.5       (8.7)      174.3      36.7       118.7         (3.6)          0.0    347.9
Changes in shareholders' equity 2004:
Exchange rate adjustment arising on
   translation of entities using a
   measurement currency
   different from USD                                                                                                 4.0      4.0
Reversal of deferred gain/loss on cash
   flow hedges SHAREHOLDERS' at the
   beginning of the year                                                                                3.6                    3.6
Deferred gain/loss on cash flow hedges
   at year-end                                                                                          0.4                    0.4
Reversal of fair value adjustment on
   available for sale investments at
   the beginning of the year                                                            (118.7)                             (118.7)
Fair value adjustment on available
   for sale investments at year-end                                                      319.3                               319.3
                                           -----------------------------------------------------------------------------------------
Net gains/losses recognized
   directly in the equity                     0.0        0.0         0.0       0.0       200.6          4.0           4.0    208.6
Profit for the year                                                186.6                                                     186.6
                                           -----------------------------------------------------------------------------------------
Total income/(expenses) for the year          0.0        0.0       186.6       0.0       200.6          4.0           4.0    395.2
Disposal of treasury shares, cost                        1.0                                                                   1.0
Gain on disposal of treasury shares                                  0.1                                                       0.1
Dividends paid                                                               (35.4)                                          (35.4)
Dividends paid on own shares                                         1.5                                                       1.5
Exchange rate adjustment on
   dividends paid                                                    1.3      (1.3)                                            0.0
Proposed dividend for the
   financial year                                                  (99.9)     99.9                                             0.0
Exercise of share options                                            5.1                                                       5.1
Bonus share issue                            30.6                  (30.6)                                                      0.0
Cost of bonus share issue                                            0.0                                                       0.0
                                           -----------------------------------------------------------------------------------------
Total changes in shareholders'
   equity 2004                               30.6        1.0        64.1      63.2       200.6          4.0           4.0    367.5
                                           -----------------------------------------------------------------------------------------
Shareholders' equity at
   31 December 2004                          61.1       (7.7)      238.4      99.9       319.3          0.4           4.0    715.4

Changes in shareholders' equity 2005:
Exchange rate adjustment arising on
   translation of entities using
   ameasurement currency
   different from USD                                                                                                (0.1)    (0.1)
Reversal of deferred gain/loss
   on cash flow hedges at the
   beginning of the year                                                                               (0.4)                  (0.4)
Deferred gain/loss on cash flow hedges
   at year-end                                                                                          3.3                    3.3
Reversal of fair value adjustment on
   available for sale investments
   at the beginning of the year                                                         (319.3)                             (319.3)
Fair value adjustment on available
   for sale investments at year-end                                                      296.4                               296.4
                                           -----------------------------------------------------------------------------------------
Net gains/losses recognized
   directly in equity                         0.0        0.0         0.0       0.0       (22.9)        2.9           (0.1)   (20.1)
Profit for the year                                                299.4                                                     299.4
                                           -----------------------------------------------------------------------------------------
Total income/(expense) for the year           0.0        0.0       299.4       0.0       (22.9)         2.9          (0.1)   279.3
Disposal of treasury shares, cost                        0.0                                                                   0.0
Dividends paid                                                               (94.5)                                          (94.5)
Dividends paid on treasury shares                                    4.1                                                       4.1
Exchange rate adjustment on
   dividends paid                                                    5.4      (5.4)                                            0.0
Exercise of share options                                            0.4                                                       0.4
Proposed dividend for the financial year                          (132.4)    132.4                                             0.0
                                           -----------------------------------------------------------------------------------------
Total changes in shareholders'
   equity 2005                                0.0        0.0       176.9      32.5       (22.9)         2.9          (0.1)   189.3
                                           -----------------------------------------------------------------------------------------
Shareholders' equity at 31 December 2005     61.1       (7.7)      415.3     132.4       296.4          3.3           3.9    904.7
                                           -----------------------------------------------------------------------------------------

The accompanying notes are an integrated part of these financial statements.


CONSOLIDATED CASH FLOW STATEMENT

USD '000                                                                          2005                      2004
------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit                                                                 303,185                   179,489

Adjustments:
Reversal of profit from sale of vessels                                          (54,731)                        0
Reversal of depreciation and impairment losses                                    47,894                    35,181
Reversal of other non-cash movements                                              (6,523)                    4,112
Dividends received                                                                12,825                    34,157
Interest income and exchange rate gains                                            7,809                     3,395
Interest expenses                                                                (26,045)                  (15,659)
Income taxes paid                                                                 (7,505)                     (471)
Change in inventories, accounts receivables and payables                         (15,797)                  (12,178)
                                                                               ------------------------------------
Net cash inflow/(outflow) from operating activities                              261,112                   228,026
                                                                               ------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                             (635,877)                 (187,133)
Investment in equity interests and securities                                    (15,415)                        0
Sale of non-current assets                                                       178,157                         0
                                                                               ------------------------------------
Net cash inflow/(outflow) from investing activities                             (473,135)                 (187,133)
                                                                               ------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities                         645,493                   146,072
Repayment/redemption, mortgage debt                                             (251,905)                  (85,688)
Repayment/redemption, lease liabilities                                                0                   (30,348)
Dividends paid                                                                   (90,401)                  (33,824)
Purchase/disposal of treasury shares                                                  40                     1,023
                                                                               ------------------------------------
Cash inflow/(outflow) from financing activities                                  303,227                    (2,765)
                                                                               ------------------------------------

Net cash inflow/(outflow) from operating,
investing and financing activities                                                91,204                    38,128

Cash and cash equivalents, at 1 January                                           65,524                    27,396
                                                                               ------------------------------------
Cash and cash equivalents, at 31 December                                        156,728                    65,524
Of which used as collateral                                                            0                         0
                                                                                 156,728                    65,524
                                                                               ------------------------------------



The accompanying notes are an integrated part of these financial statements.

NOTES

NOTE 1

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the current year, the TORM Group has adopted all of the International Financial Reporting Standards and the related interpretations adopted by the EU as at 31 December 2005. The transition is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards, and the date of transition is 1 January 2004. The adoption of these standards and interpretations has resulted in changes to the Group's accounting policies in the following areas:

a) Unrealized gains or losses in respect of bonds and shares in other companies were previously recognized in the income statement under financial items. Shares are regarded as financial assets available for sale. In accordance with IAS 39 "Financial Instruments: Recognition and Measurement" unrealized gains or losses in respect of shares are recognized directly in sharehold- ers' equity and released to the income statement when the assets are derecognized. Bonds are classified as financial assets at fair value through profit or loss. Therefore, unrealized gains or losses in respect of bonds are still recognized in the income statement.

b) Deferred tax assets and liabilities under the tonnage tax scheme were previously considered as contingent and were disclosed in the Notes. In accordance with IAS 12 "Income Taxes" and the ongoing efforts to convergence with US GAAP and in order to align the accounting under IFRS and under US GAAP, deferred tax assets and liabilities are recognized in the balance sheet and the change for the year is recognized in the income statement.

c) TORM's share option scheme provides the employees with the choices of cash settlement or receipt of TORM shares. The difference at the date the options are granted between the exercise price and the market price of the shares was previously recognized as a compensation expense in administrative expenses in the income statement. Receipts and payments relating to the exercise of the share options were recognized directly in shareholders' equity. In accordance with IFRS 2 "Share-based Payment" the scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period and the value of the share options exercised in the period are recognized in the income statement. The liability is measured using the Black-Scholes model. In the cash flow statement cash flows relating to the share option scheme are reclassified from financing activities to operating activities.

d) The Group has chosen to apply the optional exemption in IFRS 1 "First-time Adoption of International Financial Reporting Standards" relating to cumulative translation differences. As a consequence, cumulative translation differences are deemed to be zero at the date of transition to IFRS, and gain or loss on a subsequent disposal of an operation applying a functional cur- rency different from USD will exclude translation differences that arose before the date of transition to IFRS.

e) Non-current assets held for sale were previously included in the respective line in the balance sheet according to the type of asset. In accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" non-current assets held for sale are presented in a separate line under current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

f) Highly liquid bonds were previously included in "Cash and cash equivalents" in the cash flow statement. In accordance with IAS 7 "Cash Flow Statements" an investment must be subject to an insignificant risk of changes in value to qualify as a cash equiva- lent. Consequently, bonds with a term to maturity exceeding 3 months are classified as investing activities.

g) Forward contracts regarding bunker purchases were previ- ously accounted for as cash flow hedges. The current practices do not fulfill the documentation requirements prescribed by IAS 39 "Financial Instruments:
     Recognition and Measurement". Consequently, value adjustments of forward contracts regarding bunker purchases are recognized in the income statement.

CHANGES IN ACCOUNTING ESTIMATES AND JUDGEMENTS

The functional currency in the administrative entity is changed to USD from DKK prospectively from 1 January 2005 in accordance with IAS 21 "The Effects of Changes in Foreign Exchange Rates" as a significant part of the DKK assets have been divested during 2005 and the activities of the administrative entity have been further integrated with the operating entities.

The reporting currency is changed to USD from DKK, which will provide a more true and fair view of the financial results, financial performance and cash flows of the Group in accordance with IAS 1 "Presentation of Financial Statements" and IAS 21 "The Effects of Changes in Foreign Exchange Rates." The change in reporting currency is implemented retrospectively from 1 January 2004.

EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The effects of the changes in accounting policies, estimates and judgements on the balance sheet as at 1 January 2005 and on the comparative figures for 2004 for the Group are illustrated in the statements presented on the following page. The statements are presented in USD in accordance with the change in reporting cur- rency. Compared to the expected effect of adopting IFRS disclosed in the Annual Report for 2004, the only significant change is caused by the recognition of deferred tax, which has reduced the net profit in 2004 by USD 9 million and reduced the shareholders' equity as at 31 December 2004 by USD 73 million.


NOTES


USD mill.

                                                                                                 1 January - 31 December 2004
                                                                                                 -----------------------------
                                                                    Reference to        Previous      Effect of
                                                                    description         GAAP       transition to IFRS       IFRS
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENTS

Net revenue                                                                              433.3                              433.3
Port expenses, bunkers and commissions                                   g               (83.0)           (0.8)             (83.8)
                                                                                       ---------------------------------------------
Time charter equivalent earnings                                                         350.3            (0.8)             349.5
Charter hire                                                                             (59.6)                             (59.6)
Operating expenses                                                                       (49.8)                             (49.8)
                                                                                       ---------------------------------------------
Gross profit/(loss) (Net earnings from shipping activities)                              240.9            (0.8)             240.1
Profit/(loss) from sale of vessels                                                         0.0                                0.0
Administrative expenses                                                  c               (28.8)           (9.8)             (38.6)
Other operating income                                                                    13.2                               13.2
Depreciation and impairment losses                                                       (35.2)                             (35.2)
                                                                                       ---------------------------------------------
Operating profit                                                                         190.1           (10.6)             179.5
Financial items                                                          a               199.2          (173.4)              25.8
                                                                                       ---------------------------------------------
Profit/(loss) before tax                                                                 389.3          (184.0)             205.3
Tax expenses                                                             b                (9.6)           (9.1)             (18.7)
                                                                                       ---------------------------------------------
Net profit/(loss) for the year                                                           379.7          (193.1)             186.6
                                                                                       ---------------------------------------------

ASSETS
Tangible fixed assets                                                                    688.0                              688.0
Financial fixed assets                                                                   368.5                              368.5
                                                                                       ---------------------------------------------
Total non-current assets                                                               1.056.5                            1.056.5
Total current assets                                                                     183.1                              183.1
                                                                                       ---------------------------------------------
Total assets                                                                           1.239.6             0.0            1.239.6
                                                                                       ---------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES
Total shareholders' equity                                            b, c               790.5           (75.1)             715.4
                                                                                       ---------------------------------------------
Non-current liabilities                                                  b               333.3            73.3              406.6
Current liabilities                                                      c               115.8             1.8              117.6
                                                                                       ---------------------------------------------
Total liabilities                                                                        449.1            75.1              524.2
Total shareholders' equity and liabilities                                             1.239.6             0.0            1.239.6
                                                                                       ---------------------------------------------

SHAREHOLDERS' EQUITY

                                                                                                       1 January        31 December
                                                                                                         2004                2004
                                                                                       ---------------------------------------------
Shareholders' equity, previous GAAP                                                                      413.6              790.5
Deferred tax                                                             b                               (58.8)             (73.3)
Liability regarding outstanding share options                            c                                (6.9)              (1.8)
                                                                                       ---------------------------------------------
Shareholders' equity, IFRS                                                                               347.9              715.4
                                                                                       ---------------------------------------------


ACCOUNTING PRINCIPLES NOT YET ADOPTED

The following standards have not yet been adopted:

IFRS 7 "Financial Instruments: Disclosures". The standard adds certain new disclosures about financial instruments to those currently required by IAS 32, replaces the disclosures now required by IAS 30 and compiles all of those financial instruments disclosures together in a new standard. The standard is effective for periods beginning on or after 1 January 2007.

Amendment to IAS 1 "Presentation of Financial Statements". The amendment introduces disclosure requirements about the level of capital and how the capital is managed. The amendment is effective for periods beginning on or after 1 January 2007.

TORM expects to implement these new disclosure requirements with effect from the financial year 2006.

NOTE 2

ACCOUNTING POLICIES

The annual report has been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and the disclosure requirements for Danish listed companies' financial reporting. The financial statements are prepared in accordance with the historical cost convention except where fair value accounting is specifically required by IFRS.

The functional currency in all major entities is USD, and the Group applies USD as presentation currency in the preparation of financial statements.

KEY ACCOUNTING POLICIES

The Management considers the following to be the most important accounting policies for the TORM Group.

Participation in pools

TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

The pools are regarded as jointly controlled operations, and the Group's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools in relation to the total available pool earning days during the period.

TORM acts as pool manager for 3 pools in which the Group is participating with a significant number of vessels. As pool manager TORM receives a chartering commission income to cover the expenses associated with this role. The charter commission income is calculated as a fixed percentage of the freight income from each charter agreement. If the pool does not earn any freight income, TORM will not receive any commission income. The commission income is recognized in the income statement under "Other operating income" simultaneously with the recognition of the underlying freight income in the pool.

Cross over voyages

Revenue and the related expenses are recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

For cross over voyages (voyages in progress at the end of a reporting period) the uncertainty and the dependence on estimates are greater than for concluded voyages. The Group recognizes a percentage of the estimated revenue and voyage expenses for the voyage equal to the percentage of the estimated duration of the voyage completed on the balance sheet date. The estimate of revenue and voyage expenses is based on the expected duration and destination of the voyage, vessel statistics regarding bunker consumption, estimates of port expenses and previous experience.

When recognizing net revenue, there is a risk that the actual number of days it takes to complete the voyage will differ from the estimate, and for time charter parties a lower day rate may have been agreed for additional days. The contract for a single voyage may state several alternative destination ports. The destination port may change during the voyage, and the rate may vary depending on the destination port. Changes to the estimated duration of the voyage as well as changing destinations and weather conditions will affect the voyage expenses.

Demurrage revenues

Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached, TORM is compensated for the additional time incurred in the form of a demurrage revenue. Demurrage revenues are rec- ognized upon delivery of service in accordance with the terms and conditions of the charter parties.

Upon completion of the voyage, the Group assesses the time spent in port, and a demurrage claim based on the relevant contractual conditions is submitted to the charterers. The claim will often be met by counter claims due to differences in the interpretation of the agreement compared to the actual circumstances of the additional time used. Based on previous experience, 95% of the demurrage claim submitted is recognized as demurrage revenue. The Group receives the demurrage payment upon reaching final agreement of the amount, which on average is approximately 100 days after the original demurrage claim was submitted. If the Group accepts a reduction of more than 5% of the original claim, or if the charterer is not able to pay, demurrage revenue will be affected.

Vessels

Vessels are measured at cost less accumulated depreciation and accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use including interest expenses incurred during the period of construction.

All major components of vessels except for dry-docking costs are depreciated on a straight-line basis to the estimated residual value over their estimated useful lives, which TORM estimates to be 25 years. The Group considers that a 25-year depreciable life is consistent with that used by other shipowners with comparable tonnage. Depreciation is based on cost less the estimated residual value. Residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The useful life and the residual value of the vessels are reviewed at least at each financial year-end based on market conditions, regulatory requirements and the Group's business plans. The Group also evaluates the carrying amounts to determine if events have occurred that indicate impairment and would require a modification of their carrying amounts.

Prepayment on vessels under construction is measured at costs incurred.

Dry-docking costs

The vessels are required to undergo planned dry-dockings for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 and 60 months depending on the nature of work and external requirements. These dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. The residual value of such components is estimated at nil. The useful life of the dry- docking costs are reviewed at least at each financial year-end based on market conditions, regulatory requirements and TORM's business plans.

The cost of acquring a new vessel is divided into dry-docking costs and the remaining cost of the vessel. The two elements are recognized and depreciated separately. For newbuildings, the initial dry-docking asset is estimated based on the expected costs related to the first-coming dry-docking, which is again based on experience and past history of similar vessels. For second-hand vessels, a dry- docking asset is also segregated and capitalized separately, however, taking into account the normal docking intervals in TORM.

At subsequent dry-dockings the costs comprise the actual costs incurred at the dry-docking yard. Dry docking costs may include the cost of hiring crews to effect replacements and repairs and the cost of parts and materials used, cost of travel, lodging and supervision of TORM personnel and the cost of hiring third party personnel to oversee a dry-docking. Dry-docking activities include, but are not limited to, the inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel.

Deferred tax

All significant Danish entities within the Group entered the Danish tonnage taxation scheme for a binding 10-year period with effect from 1 January 2001 and have filed tax returns for the fiscal years 2001 to 2004. Under the Danish tonnage taxation scheme, taxable income is not calculated on the basis of income and expenses as under the normal corporate taxation. Instead, taxable income is calculated with reference to the tonnage used during the year. The taxable income for a Company for a given period is calculated as the sum of the taxable income under the tonnage taxation scheme and the tax- able income from the activities that are not covered by the tonnage taxation scheme made up in accordance with the ordinary Danish corporate tax system.

If the entities' participation in the Danish tonnage taxation scheme is abandoned or if the entities' level of investment and activity is sig-nificantly reduced, a deferred tax liability will become payable. A deferred tax liability is recognized in the balance sheet at each period end and is accounted for using the balance sheet liability method. Currency exchange adjustments relating to deferred tax are recognized under financial items in the income statement. The deferred tax liability relating to the vessels is measured on the basis of the difference between the tax value of the vessels at the date of entry into the tonnage taxation scheme and the lower of the cost and the realized or realizable sales value of the vessels.

OTHER ACCOUNTING POLICIES

Consolidation principles

The consolidated financial statements comprise the financial state- ments of the Parent Company, A/S Dampskibsselskabet TORM and its subsidiaries, i.e. the entities in which the Parent Company, directly or indirectly, holds the majority of the votes or otherwise has a controlling interest.

Entities in which the Group holds between 20% and 50% of the votes and exercises significant but not controlling influence are regarded as associated companies.

Associated companies which are by agreement managed jointly with one or more other companies, and therefore subject to joint control (jointly controlled entities), are accounted for using proportionate consolidation, whereby the individual items in their financial state- ments are included in proportion to the ownership share.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company, its subsidiaries and proportionately consolidated companies by combining items of a uniform nature and eliminating inter-company transactions, balances and shareholdings as well as realized and unrealized gains and losses on transaction between the consolidated companies. The financial statements used for consolidation purposes are prepared in accordance with the Group's accounting policies. Entities are included in the consolidated financial statements from the date of acquisition or founding until the date of disposal or wounding up.

Foreign currencies

The functional currency of all significant entities including sub- sidiaries and associated companies is USD, because the Group's vessels operate in international shipping markets, in which revenues and expenses are settled in USD, and the Group's most significant assets and liabilities in the form of vessels and related mortgage debt are in USD. Transactions in currencies other than the functional currency are translated into the functional currency at the date of the transactions. Gains or losses arising between the exchange rate at the transaction date and the exchange rate at the settlement date are recognized in the income statement under financial items.

Cash, accounts receivable and payable and other monetary items denominated in currencies other than the functional currency are translated into the functional currency at the exchange rate prevailing at the balance sheet date. Differences between the exchange rate at the transaction date and the exchange rate at the balance sheet date are recognized in the income statement under financial items.

The reporting currency of the Group is USD. Upon recognition of entities with functional currencies other than USD, the financial statements are translated into USD. Items in the income statement are translated into USD at the average exchange rates for the period, whereas balance sheet items are translated at the exchange rates as at the balance sheet date. Exchange differences arising from the translation of financial statements into USD are recognized as a separate component of shareholders' equity. On the disposal of an entity, the cumulative amount of the exchange differences deferred in the separate component of equity relating to that entity shall be transferred to the income statement as part of the gain or loss on disposal.

An exchange rate gain or loss relating to a non-monetary item carried at fair value is recognized in the same line as the fair value adjustment.

Derivative financial instruments

Derivative financial instruments, primarily interest rate swaps, forward freight agreements and forward contracts regarding bunker purchases, are entered to hedge future committed or anticipated transactions. TORM applies hedge accounting under the specific rules for cash flow hedges when allowed and appropriate. In addition, TORM takes very limited positions in forward freight agreements as a supplement to the Group's physical positions in vessels, which are not entered for hedge purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at their fair value as other receivables or other liabilities respectively.

Changes in fair value of derivative financial instruments, which are designated as cash flow hedges, are recognized directly in share- holders' equity under "Hedging reserves". When the hedged trans- action is recognized in the income statement, the cumulative value adjustment recognized in equity is transferred to the income statement and included in the same line as the hedged transaction.

Changes in fair value of derivative financial instruments that are not designated as hedges are recognized in the income statement. While effectively reducing cash flow risk in accordance with the risk man- agement policy of the Group, the current use of interest rate swaps with cap features, forward freight agreements and forward contracts regarding bunker purchases does not qualify for hedge accounting. Changes in fair value of interest rate swaps with caps features, for- ward freight agreements and forward contracts regarding bunker purchases are therefore recognized in the income statement under "Financial items", "Net revenue" and "Port expenses, bunkers and commissions" respectively. Changes in fair value of forward freight agreements, which are not entered for hedge purposes, are recognized in "Net revenue".

All fair values are based on market-to-market prices or standard pricing models.

Segment information

TORM consists of two business segments: Tanker and Bulk. This segmentation is based on the Group's internal management and reporting structure in addition to evaluation of risk and earnings. Transactions between segments are based on market-related prices and are eliminated at Group level.

The Group only has one geographical segment, because the Group considers the global market as a whole, and as the individual vessels are not limited to specific parts of the world.

The segment income statement comprises revenues directly attrib- utable to the segment and expenses, which are directly or indirectly attributable to the segment. Indirect allocation of expenses is based on distribution keys reflecting the segment's use of shared resources.

The segment non-current assets consist of the non-current assets used directly for segment operations.

Current assets are allocated to segments to the extent that they are directly attributable to segment operations, including inventories, outstanding freight, other receivables and prepayments.

Segment liabilities comprise segment-operating liabilities including trade payables and other liabilities.

Not-allocated items primarily comprise assets and liabilities as well as revenues and expenses relating to the Group's administrative functions and investment activities, including cash and bank bal- ances, interest bearing debt, taxes, etc.

Employee benefits

Wages, salaries, social security contributions, paid holiday and sick leave, bonuses and other monetary and non-monetary benefits are accrued in the year in which the employees render the associated services.

Pension plans

The Group has entered into defined contribution plans only. Pension costs related to defined contribution plans are recorded in the income statement in the year to which they relate.

Share based compensation

The Board of directors, the Management and a number of key employees participate in a share option scheme. The scheme provides these persons with the choices of cash settlement or receipt of TORM shares. At the balance sheet date a liability relating to share options not exercised is recognized in the balance sheet under other liabilities. The change in the liability for the period and the value of the share options exercised in the period is recognized in the income statement. The liability is measured using the Black-Scholes model.

Leases

Agreements to charter in vessels and to lease other property, plant and equipment, where TORM has substantially all the risks and rewards of ownership, are recognized in the balance sheet as finance leases. Lease assets are measured at the lower of fair value and the present value of minimum lease payments determined in the agreements.

For the purpose of calculating the present value, the interest rate implicit in the lease or an approximate value is used as discount factor. The lease assets are depreciated and written down under the same accounting policy as the vessels owned by the Group or over the lease period depending on the lease terms.

The corresponding lease obligation is recognized as a liability in the balance sheet, and the interest element of the lease payment is charged to the income statement as incurred.

Other charter agreements concerning vessels and other leases are classified as operating leases, and lease payments are charged to the income statement on a straight-line basis over the lease term. The obligation for the remaining lease period is disclosed in the notes to the financial statement.

Agreements to charter out vessels, where substantially all the risks and rewards of ownership are transferred to the lessee, are classified as finance leases, and an amount equal to the net investment in the lease is recognized and presented in the balance sheet as a receivable. The carrying amount of the vessel is derecognized and any gain or loss on disposal is recognized in the income statement.

Other agreements to charter out vessels are classified as operating leases and lease income is recognized in the income statement on a straight-line basis over the lease term.

Sale and leaseback transactions

A gain or loss related to a sale and leaseback transaction resulting in a finance lease is deferred and amortized in proportion to the gross rental on the time charter over the lease term.

A gain related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement immediately provided the transaction is agreed on market terms or the sales price is lower than the fair value. If the sales price exceeds the fair value, the difference between the sales price and the fair value is deferred and amortized in proportion to the lease payments over the life of the lease.

A loss related to a sale and leaseback transaction resulting in an operating lease is recognized in the income statement at the date of transaction except if the loss is reflected in future lease payments below fair value, it is deferred and amortized in proportion to the lease payments over the life of the lease.

INCOME STATEMENT

Net revenue

Income, including net revenue, is recognized in the income statement when:

o the income creating activities have been carried out on the basis of a binding agreement,

o    the income can be measured reliably,

o it is probable that the economic benefits associated with the transaction will flow to the Group, and

o    costs relating to the transaction can be measured reliably.

Net revenue comprises freight, charter hire and demurrage revenues from the vessels and gains and losses from forward freight agree- ments. Net revenue is recognized when it meets the general criteria mentioned above and the stage of completion can be measured reliably. Accordingly, freight, charter hire and demurrage revenue is recognized at selling price upon delivery of service in accordance with the charter parties concluded.

Port expenses, bunkers and commissions

Port expenses, bunker fuel consumption and commissions are recognized upon delivery of service in accordance with the charter parties concluded.

Charter hire

Charter hire includes the expenses related to the chartering in of vessels incurred in order to achieve the net revenues for the period.

Operating expenses

Operating expenses, which comprise crew expenses, repair and maintenance expenses and tonnage duty, are expensed as incurred.

Profit from sale of vessels

Profit or loss from sale of vessels is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and it is measured as the difference between the sales price less sales costs and the carrying amount of the asset.

Administrative expenses

Administrative expenses, which comprise administrative staff costs, management costs, office expenses and other expenses relating to administration, are expensed as incurred.

Other operating income

Other operating income primarily comprises chartering commis- sions, management fees and profits and losses deriving from the disposal of other plant and operating equipment.

Depreciation and impairment losses

Depreciation and impairment losses comprise depreciation of fixed assets for the period as well as the deduction in the value of vessels by the amount by which the carrying amount of the asset exceeds its recoverable amount. In the event of indication of impairment of value, the carrying amount is assessed and the value of the asset is reduced to its recoverable amount equal to the higher of value in use based on net present value of future earnings from the assets and its net selling price.

Financial items

Financial items comprise interest income and interest expense, financing costs of finance leases, realized and unrealized exchange rate gains or losses relating to transactions in currencies other than the functional currency, realized gains or losses from other invest- ments and securities, unrealized gains or losses from securities, dividends received and other financial income and expenses including value adjustments of certain financial instruments not accounted for as hedging instruments. Interest is recognized in accordance with the accrual basis of accounting taking into account the effective interest rate. Dividends are recognized when the right to receive payment has been decided, which is typically when the dividend has been declared and can be received without conditions.

Tax

In Denmark, A/S Dampskibsselskabet TORM is jointly taxed with its Danish subsidiaries. The Parent Company provides for and pays the aggregate Danish tax of the taxable income of these companies but recovers the relevant portion of the taxes paid from the subsidiaries based on each entity's portion of the aggregate taxable income. Tax expenses include the expected tax including tonnage tax of the taxable income for the year for the Group, adjustments relating to previous years and the change in deferred tax for the year. However, tax relating to items posted in shareholders' equity is posted directly in shareholders' equity.

BALANCE SHEET

Other plant and equipment

Land is measured at cost.

Buildings are measured at cost less accumulated depreciation and accumulated impairment losses. Buildings are depreciated on a straight-line basis over 50 years.

Operating equipment is measured at cost less accumulated depreci- ation. Computer equipment is depreciated on a straight-line basis over 3 years, and other operating equipment is depreciated on a straight-line basis over 5 years.

Leasehold improvements are measured at cost less accumulated amortization and impairment losses, and leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease and the estimated useful life.

Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use.

Financial assets

Financial assets are initially recognized on settlement date at fair value plus transaction costs, except for financial assets at fair value through profit or loss, which are recognized at fair value. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred.

Financial assets are classified as:

o    Financial assets at fair value through profit or loss

o    Held-to-maturity investments o Loans and receivables or

o    Available-for-sale financial assets.

Other investments

Other investments comprise shares in other companies and are classified as available-for-sale. Listed shares are measured at the market value at the balance sheet date, and unlisted shares are measured at estimated fair value. Unrealized gains and losses resulting from changes in fair value of shares are recognized in equity. Realized gains and losses resulting from sales of shares are recognized as financial items in the income statement. The cumulative value adjustment recognized in equity is transferred to the income statement when the shares are sold.

Dividends on shares in other companies are recognized as income in the period in which they are declared.

Other investments are presented as non-current unless Management intends to dispose of the investments within 12 months of the balance sheet date.

Receivables

Outstanding freight receivables and other receivables that are of a current nature, expected to be realized within 12 months from the balance sheet date, are classified as loans and receivables and presented as current assets. Receivables are measured at the lower of amortized cost and net realizable values, which corresponds to nominal value less provision for bad debts.

Securities

Bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the balance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

Impairment of assets

Non-current assets are reviewed to determine any indication of impairment. In the case of such indication, the recoverable amount of the asset is estimated as the higher of the asset's net selling price and it's value in use. If this amount is less than the carrying amount of the asset, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in the income statement.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). For vessels, the cash-generating unit is the total fleet of the Group.

Inventories

Inventories consist of bunkers and lubricants and are stated at the lower of cost and net realizable value. The cost is determined by the FIFO-method and includes expenditures incurred in acquiring the inventories and delivery cost less discounts.

Non-current assets held for sale

Non-current assets held for sale are presented in a separate line under current assets in the balance sheet and measured at the lower of carrying amount and fair value less costs to sell. Depreciation of an asset ceases when it is classified as held for sale.

Treasury shares

Treasury shares are recognized as a separate component of share- holders' equity at cost. Upon subsequent disposal of treasury shares, any consideration is also recognized directly in shareholders' equity.

Dividend

Dividend is recognized as a liability at the time of declaration at the Annual General Meeting. Dividend proposed for the year is moved from retained profit and presented as a separate component of shareholders' equity.

Provisions

Provisions are recognized when the Group has a legal or constructive obligation as a result of past events and it is probable that it will lead to an outflow of resources that can be reliably estimated. Provisions are measured at the estimated ultimate liability that is expected to arise taking into account the time value of money.

Liabilities

Liabilities are generally measured at amortized cost.

Mortgage debt and bank loans relating to the financing of vessels are initially measured at nominal amounts less premiums and costs incurred in the loan arrangement and subsequently at amortized cost with the difference between the loan proceeds and the nominal value being recognized in the income statement over the term of the loan.

STATEMENT OF CASH FLOWS

The statement of cash flows shows the Group's cash flows and cash and cash equivalents at the beginning and the end of the period.

Cash flow from operating activities is presented indirectly and is based on profit before financial items for the year adjusted for profit from sale of vessels, non-cash operating items, changes in working capital, income tax paid, dividends received and interest paid/received.

Cash flow from investing activities comprises dividends received and the purchase and sale of tangible fixed assets and financial fixed assets.

Cash flow from financing activities comprises changes in long-term debt, bank loans, purchases or sales of treasury shares and dividend paid to shareholders.

Cash and cash equivalents comprise cash at bank and in hand and highly liquid bonds with a term to maturity not exceeding 3 months. Other bonds and other investments are classified as investment activities.

EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the consolidated profit or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. Purchases and sales of treasury shares during the period are weighted based on the remaining period.

Diluted earnings per share is calculated by adjusting the consolidated profit or loss available to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

As a consequence of the registration of American Depository Receipts (ADRs) with the United States Securities and Exchange Commission (SEC), the Group has prepared a summary of the effect on net income and shareholders' equity had the financial statements been prepared in accordance with the accounting principles generally accepted in the United States.

NOTE 3

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS and accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclo- sure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are affected by the way TORM applies its accounting policies. An accounting estimate is considered critical if: the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made; different estimates reasonably could have been used; or if changes in the estimate that would have a material impact on the Group's financial condition or results of operations are reasonably likely to occur from period to period. Management believes that the accounting estimates employed are appropriate and resulting balances are reasonable. However, actual results could differ from the original estimates requiring adjustments to these balances in future periods.

Management believes that the following are the significant accounting estimates and judgements used in the preparation of the consolidated financial statements and the reconciliation to US GAAP.

Carrying amounts of vessels

The Group evaluates the carrying amounts of the vessels to deter- mine if events have occurred that would require a modification of their carrying amounts. The valuation of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. In assessing the recoverability of the vessels, the Group reviews certain indica- tors of potential impairment such as reported sale and purchase prices, market demand and general market conditions. Market valu- ations from leading, independent and internationally recognized shipbroking companies are obtained on a semi-annual basis as part of the review for potential impairment indicatory. Under US GAAP, if an indication of impairment is identified, the undiscounted future cash flows are compared to carrying amount of the assets. If these are less than the carrying amount, an impairment loss is recorded based on the difference between the fair value (generally based on discounted future cash flows) and the carrying amount of the vessels. If, under IFRS, an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the net selling price and the discounted future cash flows.

The review for potential impairment indicators and projection of future undiscounted and discounted cash flows related to the vessels is complex and requires the Group to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

The carrying amounts of TORM's vessels may not represent their fair-market value at any point in time as market prices of second- hand vessels to a degree tend to fluctuate with changes in charter rates and the cost of newbuildings. However, if the estimated future cash flow or related assumptions in the future experience change, an impairment of vessels may be required.

There were no impairments of vessels recorded in 2004 or 2005.

Tax
All significant Danish entities within the Group entered the then newly enacted Danish tonnage taxation scheme with effect from January 1, 2001 and have filed tax returns for 2001 to 2004. The assessment of the tax returns by the tax authorities has not yet been completed. The tax regulations are highly complex, and while the Group aims to ensure the estimates of tax assets and liabilities that it records are accurate, there may be instances where the process of agreeing the tax liabilities with the tax authorities could require adjustments to be made to estimates previously recorded.

It is the Group's assessment that there is material uncertainty as to the estimate of taxes payable as of 31 December 2005 due to the lack of precedents that have interpreted the tonnage tax regulation. The estimate is based on scenario analyses and discussions with the tax authorities, tax advisors and industry organizations, and the uncertainty primarily relates to the division of the activities between income and expenses from shipping related activities, which are taxed under the tonnage tax scheme, and income and expenses from other activities, which are not taxed under the tonnage tax scheme.

The Group estimates that the tax returns filed for 2001 to 2004 will not trigger taxes payable in excess of the amount, which has been recognized as per 31 December 2005, because estimated taxable income to a large extent is offset by deductible losses from prior periods, and that the deferred tax liability recorded is adequate.

NOTE 4



                                                                                                        Not
USD mill.                                                               Tanker          Bulk         allocated      Total 2005
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Net revenue                                                              419.3          167.6            0.0          586.9
Port expenses, bunkers and commissions                                  (111.4)         (11.7)           0.0         (123.1)
                                                                     ---------------------------------------------------------
Time charter equivalent earnings                                         307.9          155.9            0.0          463.8
Charter hire                                                             (44.3)         (37.9)           0.0          (82.2)
Operating expenses                                                       (51.4)         (15.3)           0.0          (66.7)
                                                                     ---------------------------------------------------------
Gross profit/(loss) (Net earnings from shipping activities)              212.2          102.7            0.0          314.9
Profit/(loss) from sale of vessels                                        54.7            0.0            0.0           54.7
Administrative expenses                                                  (25.4)          (5.8)           0.0          (31.2)
Other operating income                                                    12.4            0.2            0.0           12.6
Depreciation and impairment losses                                       (37.0)         (10.8)           0.0          (47.8)
                                                                     ---------------------------------------------------------
Operating profit                                                         216.9           86.3            0.0          303.2
                                                                     ---------------------------
Financial items                                                                                         (3.8)          (3.8)
                                                                                                     -------------------------
Profit/(loss) before tax                                                                                (3.8)         299.4
Tax expenses                                                                                             0.0            0.0
                                                                                                     -------------------------
Net profit/(loss) for the year                                                                          (3.8)         299.4
                                                                                                     -------------------------

BALANCE SHEET
Total non-current assets                                               1,025.8          141.3          361.0        1,528.1
Total assets                                                           1,139.2          145.5          525.4        1,810.1
Total liabilities                                                         39.4            5.7          860.4          905.5

OTHER INFORMATION
Additions to tangible fixed assets                                       607.2           28.7            0.0          635.9
Reversal of impairment losses recognized in the income statement           0.4            0.1            0.0            0.5


Financial items and tax expenses are included in 'Not allocated'.


NOTE 4

                                                                                                       Not
USD mill.                                                               Tanker            Bulk       allocated    Total 2004
------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SEGMENT INFORMATION
INCOME STATEMENT
Net revenue                                                              255.7          177.5            0.1          433.3
Port expenses, bunkers and commissions                                   (68.8)         (15.0)           0.0          (83.8)
                                                                     ---------------------------------------------------------
Time charter equivalent earnings                                         186.9          162.5            0.1          349.5
Charter hire                                                             (13.5)         (46.1)           0.0          (59.6)
Operating expenses                                                       (39.5)         (11.6)           1.3          (49.8)
                                                                     ---------------------------------------------------------
Gross profit/(loss) (Net earnings from shipping activities)              133.9          104.8            1.4          240.1
Profit/(loss) from sale of vessels                                         0.0            0.0            0.0            0.0
Administrative expenses                                                  (28.5)          (9.5)          (0.6)         (38.6)
Other operating income                                                    12.9            0.3            0.0           13.2
                                                                     ---------------------------------------------------------
Depreciation and impairment losses                                       (28.6)          (6.5)          (0.1)         (35.2)
                                                                     ---------------------------
Operating profit                                                          89.7           89.1            0.7          179.5
Financial items                                                                                         25.8           25.8
                                                                                                     -------------------------
Profit/(loss) before tax                                                                                26.5          205.3
Tax expenses                                                                                           (18.7)         (18.7)
                                                                                                     -------------------------
Net profit/(loss) for the year                                                                           7.8          186.6
                                                                                                     -------------------------

BALANCE SHEET
Total non-current assets                                                 565.6          122.3          368.5        1.056.4
Total assets                                                             605.5          130.8          503.3        1.239.6
Total liabilities                                                         29.5            8.0          486.7          524.2

OTHER INFORMATION
Additions to tangible fixed assets                                       126.4           60.9            0.0          187.3
Impairment losses recognized in the income statement                       0.0            0.0            0.0            0.0


Financial items, tax expenses and the termination of the Company's Offshore and Liner activity are included in 'Not allocated'.

The comparative figures on segment information have been changed as all financial items are included in 'Not allocated', whereas previously certain financial items, among others interest expenses from loans on vessels, were allocated to segments. Furthermore, mortgage debt and bank loans are included in 'Not allocated', whereas previously allocated to segments.


NOTE 5


USD mill.                                                                                2005            2004
-----------------------------------------------------------------------------------------------------------------
STAFF COSTS
Total staff costs
Staff costs included in operating expenses                                                12.9            10.7
Staff costs included in administrative expenses                                           21.1            27.4
                                                                               ---------------------------------
Total                                                                                     34.0            38.1
                                                                               ---------------------------------

Staff costs comprise the following
Wages and salaries                                                                        30.3            25.8
Share-based compensation                                                                   0.5             9.8
Pension costs                                                                              2.7             2.3
Other social security costs                                                                0.5             0.2
                                                                               ---------------------------------
Total                                                                                     34.0            38.1
                                                                               ---------------------------------

Hereof remuneration to the Board of directors and salaries to the Management
Wages and salaries                                                                         3.7             2.5
Share-based compensation                                                                   0.5             3.7
Pension and social security costs                                                          0.1             0.1
                                                                               ---------------------------------
Total                                                                                      4.3             6.3
                                                                               ---------------------------------

Hereof remuneration to the Board of directors                                              0.9             1.4
Hereof salaries to the Management                                                          3.4             4.9
                                                                               ---------------------------------
Total                                                                                      4.3             6.3
                                                                               ---------------------------------

Employee information

The average number of staff in TORM in the financial year was 339 (2004: 295).

The majority of the staff on vessels are not employed by TORM.

The members of Management are, in the event of termination by the Company, entitled to a severance payment of up to 18 months' salary. The pension age for members of Management is 62.

NOTE 5

                                                      Total options         Options allocation per year
                                                    -----------------------------------------------------------
Number of share options                                   2005            2003           2002           2001
---------------------------------------------------------------------------------------------------------------
Share option program - 2001 to 2005*)
Board of directors
Allocated                                               105,820         40,700          40,700          24,420
Exercised in 2003                                       (24,420)             0         (16,280)         (8,140)
Exercised in 2004                                       (36,560)        (16,280)        (4,000)        (16,280)
Exercised in 2005                                       (20,420)             0         (20,420)              0
Forfeited/expired                                             0              0               0               0
                                                      ---------------------------------------------------------
Not exercised at 31 December 2005                        24,420         24,420               0               0
                                                      ---------------------------------------------------------

Management
Allocated                                               463,420        178,240         178,240         106,940
Exercised in 2003                                      (285,180)             0        (178,240)       (106,940)
Exercised in 2004                                      (178,240)      (178,240)              0               0
Forfeited/expired                                             0              0               0               0
                                                      ---------------------------------------------------------
Not exercised at 31 December 2005                             0              0               0               0
                                                      ---------------------------------------------------------

Key employees
Allocated                                               634,640        214,260         214,260         206,120
Exercised in 2003                                      (420,380)             0        (214,260)       (206,120)
Exercised in 2004                                      (214,260)      (214,260)              0               0
Forfeited/expired                                             0              0               0               0
                                                      ---------------------------------------------------------
Not exercised at 31 December 2005                             0              0               0               0
                                                      ---------------------------------------------------------

Resigned persons
Allocated                                               402,760        123,400         131,540         147,820
Exercised in 2003                                      (232,240)             0         (93,400)       (138,840)
Exercised in 2004                                      (162,380)      (123,400)        (30,000)         (8,980)
Exercised in 2005                                        (8,140)             0          (8,140)              0
Forfeited/expired                                             0              0               0               0
Not exercised at 31 December 2005                             0              0               0               0

Total number of not exercised at 31 December 2005        24,420         24,420               0               0
                                                      ---------------------------------------------------------
Not exercised options in percentage of common shares       0.07%          0.07%           0.00%           0.00%
                                                      ---------------------------------------------------------

*) The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.

     The classification has been adjusted to reflect the persons' association with TORM as at 31 December 2005.

     In 2001, a share option compensation plan for 20 of the Board members, executives and key employees was introduced. The plan grants 1,606,640 options, which are priced at 3 different dates, 485,300 in 2001, 564,740 in 2002 and 556,600 in 2003. Option holders may exercise their options in specified periods and choose to purchase the Company's shares at the strike price or receive a cash payment equivalent to the difference between the strike price and the share price.

     The individual must be employed at the grant date to receive that year's options.

     The share options for 2001 were priced on 20 February 2001, the share options for 2002 were priced on 20 March 2002 and the share options for 2003 were priced on 27 February 2003. The 2001 share options are exercisable at a price of DKK 27 (USD 4.53) per share, the 2002 share options at a price of DKK 29.25 (USD 4.91) and the 2003 share options at a price of DKK 31.3 (USD 5.25). The share options can be exercised at the earliest 1 year and at the latest 3 years and four weeks after the pricing, observing the rules about insider trading.

     In 2005, 28,560 options have been exercised (2004: 591,440). The weighted average share price at the date of exercise is DKK 281.03 (USD 46.86) per share for shares exercised in 2005 (2004: DKK 184.11 (USD 30.73)). The total number of not exercised options at 31 December 2005 is 24,420 which equates 0.07% of the common shares. The Company has acquired treasury shares to cover the share option programme. The cost of the shares has been recognized directly in Shareholders' equity.

     According to the Black-Scholes model, the fair value of the not exercised part of the share option program is estimated at USD 1.0 mill. (2004: USD
     1.8 mill.) at the balance sheet date. The amount is recognized in the balance sheet.

     The key assumptions of the Black-Scholes model are :

     - The average dividend equals 5.81% (2004: 3.48%) of the average share price for the period.

     -    The volatility is estimated at 27.7% (2004: 93.76%).

     - The risk free interest rate based upon expiry of the options applies to 2.75% (2004: between 2.37% and 2.50%).

     - The quoted share price as of 31 December 2005 is 305.12 DKK/share (48.25 USD/share) (2004: 225.77 DKK/share (41.29 USD/share)).

NOTE 6

USD mill.                                           2005            2004
--------------------------------------------------------------------------
Remuneration to the auditors
appointed at the Annual General Meeting

Deloitte
Audit fees                                           0.5             0.3
Audit-related fees                                   0.0             0.0
Tax fees                                             0.1             0.1
Fees other services                                  0.0             0.1
                                                --------------------------
Total fees                                           0.6             0.5
                                                --------------------------

Ernst & Young
Audit fees                                           0.1             0.2
Audit-related fees                                   0.0             0.0
Tax fees                                             0.0             0.0
Fees other services                                  0.0             0.0
                                                --------------------------
Total fees                                           0.1             0.2
                                                --------------------------


NOTE 7

USD mill.                                          2005            2004
--------------------------------------------------------------------------
OTHER INVESTMENTS Cost:
Balance at 1 January                                49.1            45.1
Exchange rate adjustment                             0.0             4.0
Additions                                           15.4             0.0
Disposals                                            0.0             0.0
                                                --------------------------
Balance at 31 December                              64.5            49.1
                                                --------------------------

Value adjustments:
Balance at 1 January                               319.4           118.7
Exchange rate adjustment                           (50.5)           27.3
Value adjustment for the year                       27.6           173.4
                                                --------------------------
Balance at 31 December                             296.5           319.4
                                                --------------------------

Carrying amount at 31 December                     361.0           368.5
                                                --------------------------
Hereof listed                                      358.5           368.5
Hereof unlisted                                      2.5             0.0
                                                --------------------------


Parent company:
A/S Dampskibsselskabet TORM                                   Denmark

Investments in subsidiaries*)
Torm Shipware A/S                                    100%     Denmark
Torm Singapore (Pte) Ltd.                            100%     Singapore
Torm Shipping Asia (Pte) Ltd.                        100%     Singapore
Torm Asia Limited                                    100%     Hong Kong
Torm Asia Bulkers Limited                            100%     Hong Kong
Eastern Light Shipping Limited                       100%     Liberia
Southern Light Shipping Limited                      100%     Liberia
Hermia Shipping Corporation                          100%     Liberia
Hilde Shipping Corporation                           100%     Liberia
Torm Shipping (Germany) G.m.b.H.                     100%     Germany
Long Range 1 A/S                                     100%     Denmark
Medium Range A/S                                     100%     Denmark
LR1 Management K/S                                   100%     Denmark
MR Management K/S                                    100%     Denmark
TORM SHIPPING (PHILS.), INC.                          25%     Philippines

Investments in jointly controlled entities*):
HMSC Shipping Ltd.                                    50%     Bahamas
Long Range 2 A/S                                      50%     Denmark
LR2 Management K/S                                    50%     Denmark

Furthermore, TORM is participating in a number of joint ventures, which are not legal entities.

The investments in these joint ventures are included as investments in jointly controlled operations.

The following represents the results reflected in the consolidated income statement and the summarized balance sheet data that is reflected in the consolidated balance sheet for the year ended 31 December 2004 and 2005 in accordance with IFRS associated with jointly controlled entities:


USD mill.                                                2005         2004
------------------------------------------------------------------------------
Net revenue                                               0.0          12.5
Port expenses, bunkers and commissions                    0.0          (5.5)
                                                       -----------------------
Time charter equivalent earnings                          0.0           7.0
Charter hire and operating expenses                       0.0          (0.9)
                                                       -----------------------
Gross profit (Net earnings from shipping activities)      0.0           6.1
Profit from sale of vessels                               0.0           0.0
Administrative expenses                                  (1.5)         (1.1)
Other operating income                                    2.7           2.0
Depreciation and impairment losses                        0.0          (2.9)
                                                       -----------------------
Operating profit                                          1.2           4.1
Financial items                                          (0.1)         (1.0)
                                                       -----------------------
Profit before tax                                         1.1           3.1
Tax expenses                                              0.0          (0.4)
                                                       -----------------------
Net profit for the year                                   1.1           2.7
                                                       -----------------------
Non-current assets                                        0.0           0.1
Current assets                                            2.1           3.4

Non-current liabilities                                   0.0           0.0
Current liabilities                                       1.0           1.4

Other investments:
Dampskibsselskabet "Norden" A/S                       33%**)  Denmark

The Norden shareholding is currently treated in TORM's accounts as 'Other investments', given that TORM is deemed not to have significant influence on Norden in the form of board seats or similar.

*)   Companies with activity in the financial year.

**)  Including Norden's treasury shares.

NOTE 8





USD mill.

                                                                 Vessels and    Prepayment on     Other plant
                                                   Land and      capitalized    vessels under    and operating
                                                   buildings     dry-docking    construction       equipment        Total
----------------------------------------------------------------------------------------------------------------------------
TANGIBLE
FIXED ASSETS
Cost:
Balance at 1 January 2004                             1.3           651.0           38.5               6.7          697.5
Exchange rate adjustment                              0.0             0.0            0.0               0.0            0.0
Additions                                             0.0           120.2           65.3               1.6          187.1
Disposals                                             0.0            (1.7)           0.0              (2.4)          (4.1)
Transferred to/from other items                       0.0            66.5          (66.5)              0.0            0.0
                                                  --------------------------------------------------------------------------
Balance at 31 December 2004                           1.3           836.0           37.3               5.9          880.5
                                                  --------------------------------------------------------------------------

Depreciation and impairment losses:
Balance at 1 January 2004                             0.9           156.8            0.0               3.7          161.4
Exchange rate adjustment                              0.0             0.0            0.0               0.0            0.0
Additions                                             0.0             0.0            0.0               0.0            0.0
Disposals                                             0.0            (1.7)           0.0              (2.3)          (4.0)
Reversal of impairment losses                         0.0             0.0            0.0               0.0            0.0
Depreciation for the year                             0.0            33.4            0.0               1.8           35.2
                                                  --------------------------------------------------------------------------
Balance at 31 December 2004                           0.9           188.5            0.0               3.2          192.6
                                                  --------------------------------------------------------------------------

Carrying amount at 31 December 2004                   0.4           647.5           37.3               2.7          687.9
                                                  --------------------------------------------------------------------------

Cost:
Balance at 1 January 2005                             1.3           836.0           37.3               5.9          880.5
Exchange rate adjustment                              0.0             0.0            0.0               0.0            0.0
Additions                                             0.0           340.1          294.7               1.1          635.9
Disposals                                             0.0          (137.3)           0.0              (0.9)        (138.2)
Transferred to/from other items                       0.0           191.2         (191.2)              0.0            0.0
Transferred to non-current assets held for sale       0.0             0.0          (43.4)              0.0          (43.4)
                                                  --------------------------------------------------------------------------
Balance at 31 December 2005                           1.3         1,230.0           97.4               6.1        1,334.8
                                                  --------------------------------------------------------------------------

Depreciation and impairment losses:
Balance at 1 January 2005                             0.9           188.5            0.0               3.2          192.6
Exchange rate adjustment                              0.0             0.0            0.0               0.0            0.0
Additions                                             0.0             0.0            0.0               0.0            0.0
Disposals                                             0.0           (71.9)           0.0              (0.8)         (72.7)
Reversal of impairment losses                        (0.5)            0.0            0.0               0.0           (0.5)
Depreciation for the year                             0.0            47.0            0.0               1.4           48.4
                                                  --------------------------------------------------------------------------
Balance at 31 December 2005                           0.4           163.6            0.0               3.8          167.8
                                                  --------------------------------------------------------------------------

Carrying amount at 31 December 2005                   0.9         1,066.4           97.4               2.3        1,167.0
                                                  --------------------------------------------------------------------------

Hereof finance leases                                 0.0             0.0            0.0               0.0            0.0
                                                  --------------------------------------------------------------------------

Hereof financial expenses included in cost            0.0             1.3            0.2               0.0            1.5
                                                  --------------------------------------------------------------------------


At 1 October 2004 the value of land and buildings assessed for Danish tax purposes amounted to USD 0.5 mill. (carrying amount at 31 December 2005 USD 0.4 mill.) compared with USD 0.5 mill. at 1 October 2003.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 12.6 mill. (2004: USD 7.1 mill.).

Please refer to note 15 for information with relation to assets used for collateral security.


NOTE 9


USD mill.                                                                                2005           2004
---------------------------------------------------------------------------------------------------------------
FINANCIAL ITEMS
Financial income
Interest income                                                                           3.3             3.4
Gain on other investments                                                                 0.1             0.0
Dividends*)                                                                              12.8            34.1
Gain on derivative financial instruments                                                  0.2             5.2
Exchange rate adjustments                                                                 9.6             0.0
                                                                                   ----------------------------
                                                                                         26.0            42.7
Financial expenses
                                                                                   ----------------------------

Interest expense on mortgage and bank debt                                               25.6            14.8
Net losses on marketable securities at fair value through profit and loss                 3.9             0.4
Exchange rate adjustments                                                                 0.0             0.8
Other interest expenses                                                                   0.5             0.9
Hereof included in the cost of tangible fixed assets                                     (0.2)            0.0
                                                                                   ----------------------------
                                                                                         29.8            16.9
                                                                                   ----------------------------
Total financial items                                                                    (3.8)           25.8


*)   Includes dividend on the Norden shares of USD 12.6 mill. in 2005 (2004: USD
     34.0 mill.).


NOTE 10


USD mill.                                                  2005           2004
                                                          ---------------------
TAX EXPENSES
Current tax for the year                                   (8.8)          (9.6)
Adjustment related to previous years                        0.0            0.0
Adjustment of deferred tax                                  8.8           (9.1)
                                                          ---------------------
Tax expenses                                                0.0          (18.7)
                                                          ---------------------
Effective corporate tax rate                                0.0%           9.1%


The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level. No reconciliation of income tax is provided as it is not meaningful under the tonnage tax scheme.

USD mill.                                                   2005           2004
                                                          ---------------------
DEFERRED TAX
Balance at 1 January                                       73.3           58.8
Exchange rate adjustment                                   (9.9)           5.4
Reduction of Danish corporation tax from 30% to 28%        (4.2)             -
Deferred tax for the year                                  (4.6)           9.1
                                                          ---------------------
Balance at 31 December                                     54.6            73.3


Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTE 11


                                                           2005           2004          2005          2004
                                                        ------------------------------------------------------

                                                         Number          Number        Nominal        Nominal
                                                        of shares      of shares       value          value
                                                          mill.          mill.        DKK mill.      DKK mill.
                                                        ------------------------------------------------------
COMMON SHARES
Balance at 1 January                                       36.4            18.2          364.0          182.0
Issue of bonus shares                                       0.0            18.2            0.0          182.0
                                                        ------------------------------------------------------
Balance at 31 December                                     36.4            36.4          364.0          364.0
                                                        ------------------------------------------------------

The common shares consist of 36.4 mill. shares at denomination DKK 10 per share. No shares carry special rights. All issued shares are fully paid.

In May 2004 the Company increased the share capital from nominally DKK 182.0 mill. to nominally DKK 364.0 mill. through the issue of 18.2 mill. bonus shares of DKK 10 each. The bonus shares were allotted to the Company's existing shareholders at the ratio of 1:1. Beyond this no changes have been made to the share capital within the last 5 years.

                                   2005           2004            2005           2004          2005            2004
-------------------------------------------------------------------------------------------------------------------------
                                 Number          Number          Nominal         Nominal       % of            % of
                                of shares       of shares          value          value        share           share
                                  (1,000)        (1,000)         DKK mill.       DKK mill.     capital        capital
-------------------------------------------------------------------------------------------------------------------------
TREASURY SHARES*)
Balance at 1 January               1,566.6         1,762,7           15.7            17.6        4.3             4.8
Purchase                               0.0             0.0            0.0             0.0        0.0             0.0
Sale                                   0.0             0.0            0.0             0.0        0.0             0.0
Share options exercised               (8.1)         (196.1)          (0.1)           (1.9)       0.0            (0.5)
-------------------------------------------------------------------------------------------------------------------------
Balance at 31 December             1,558.5         1,566.6           15.6            15.7        4.3             4.3
-------------------------------------------------------------------------------------------------------------------------


*) The figures in the table above and the description below are adjusted to reflect the issue of bonus shares in May 2004.

At 31 December 2005, the Company's holding of treasury shares represented 1,558,472 shares (2004: 1,566,612 shares) at denomination DKK 10 per share, with a total nominal value of USD 2.5 mill. (2004: USD 2.9 mill.) and a market value of USD 75.2 mill. (2004: USD 64.7 mill.). The retained shares equate to 4.3% (2004: 4.3%) of the Company's common shares.

Total consideration in respect of the purchase of treasury shares was USD 0.0 mill. (2004: USD 0.0 mill.), whereas for the sale of shares it was USD 0.0 mill. (2004: USD 1.0 mill.). As the disposal of treasury shares is carried out in connection with the exercise of share options, the consideration is based on exercise prices in the share option program. Of the holding of treasury shares, 24,420 (2004: 52,980) shares are held as a hedge of the Company's share option program. The remaining shares will be used for further development of the capital structure, for financing or execution of acquisitions, for sale or for other types of transfers.

NOTE 12


USD mill.                                                      2005      2004
--------------------------------------------------------------------------------
DEFERRED INCOME
Deferred gain related to sale and lease back transactions       5.9        7.4
Other                                                           0.1        0.0
                                                              -----------------
                                                                6.0        7.4


NOTE 13

USD mill.                                                      2005      2004
--------------------------------------------------------------------------------
MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year                                    59.9       62.1
Falling due between one and two years                          59.9       47.4
Falling due between two and three years                        90.0       57.0
Falling due between three and four years                       57.5       27.8
Falling due between four and five years                        57.5       39.6
Falling due after five years                                  464.2      161.5
                                                              -----------------
                                                              789.0      395.4

The presented amounts to be repaid are adjusted by directly related costs arised from the issuing of the loans by USD 1.7 mill. (2004: USD 0 mill.), which are amortized over the term of the loans.


                                                              2005            2004           2005           2004
------------------------------------------------------------------------------------------------------------------------
                                              Fixed/        Effective      Effective       Carrying       Carrying
                             Maturity        floating        interest       interest       amount          amount
                           ---------------------------------------------------------------------------------------------
LOAN
USD                            2005          Floating            -            3.8%            0.0            26.2
USD                            2006          Floating            -            3.9%            0.0            16.5
USD                            2007          Floating            -            4.0%            0.0            37.6
USD                            2008          Floating          5.4%           3.3%           37.6            17.0
USD                            2009          Floating            -            4.3%            0.0            31.3
USD                            2011          Floating          5.4%           2.8%           22.0            11.4
USD                            2012          Floating            -            3.8%            0.0            76.7
USD                            2013          Floating          5.4%           4.4%           14.2            97.7
USD                            2014          Floating          4.9%           3.9%          490.7            81.0
USD                            2015          Floating          5.2%              -          226.2             0.0

Weighted average
effective interest rate                                        5.0%           3.9%
                                                           --------------------------
Carrying amount                                                                             790.7           395.4
                                                                                           ------------------------


The Group has an early settlement option to repay the loans by paying a breakage cost.

Part of the loans have been swapped to fixed interest rate. Please refer to the section "Managing risk and exposure" for further information on financial risks.


NOTE 14

USD mill.                                                   2005          2004
-------------------------------------------------------------------------------
OTHER LIABILITIES
Partners and commercial management                            6.0          3.8
Accrued dry-docking costs                                     1.9          0.3
Accrued interests                                             3.2          3.2
Wages and social expenses                                     6.5          5.2
Derivative financial instruments                              2.9          7.3
Miscellaneous, including items related
to shipping activities                                        3.1          3.3
                                                          ---------------------
                                                             23.6         23.1
                                                          ---------------------

NOTE 15


USD mill.                                                   2005          2004
-------------------------------------------------------------------------------
COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans:
Vessels                                                     760.7        386.4
Marketable securities                                         0.0          9.9
                                                          ---------------------
                                                            760.7        396.3
                                                          ---------------------

The total carrying amount for vessels that have been provided as security amounts to USD 766.5 mill. as at 31 December 2005.


NOTE 16

USD mill.                                                   2005          2004
-------------------------------------------------------------------------------
GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities                                         0.0          0.7


The guarantee liabilities for the Group for 2004 are related to guarantee liabilities to Danmarks Skibskredit A/S and the Danish Shipowners' Association. In 2005, the guarantee liabilty to Danmarks Skibskredit A/S has been cancelled.

The Company has as at 31 December 2005 contracted 12 vessels (newbuildings) (2004: 7 vessels), an investment totalling USD 540 mill. (2004: USD 283 mill.). Furthermore, the Company has exercised the purchase options on 2 time chartered vessels, an investment totalling USD 94 mill.

NOTE 17


USD mill.                                                    2005        2004
--------------------------------------------------------------------------------
CONTRACTUAL LIABILITIES - AS LESSEE
(operating leases)
Charter hire for vessels on time charter:
Falling due within one year                                  61.3         45.0
Falling due between one and two years                        34.2         35.3
Falling due between two and three years                      40.7         31.2
Falling due between three and four years                     37.8         30.7
Falling due between four and five years                      23.1         25.2
Falling due after five years                                 56.2         35.8
                                                          ---------------------
                                                            253.3        203.2
                                                          ---------------------
Average period until redelivery (years)                       3.1          2.7
                                                          ---------------------

Newbuilding installments and exercised purchase options
(purchase obligations):
Falling due within one year                                 225.3         93.5
Falling due between one and two years                       146.7         75.8
Falling due between two and three years                      95.5         57.0
Falling due between three and four years                     28.0         25.6
Falling due between four and five years                       0.0          0.0
Falling due after five years                                  0.0          0.0
                                                          ---------------------
                                                            495.5        251.9
                                                          ---------------------

Other operating leases:
Falling due within one year                                   2.2          1.1
Falling due between one and two years                         2.2          1.1
Falling due between two and three years                       1.9          0.9
Falling due between three and four years                      1.7          0.8
Falling due between four and five years                       1.8          0.9
Falling due after five years                                  5.8          4.6
                                                          ---------------------
                                                             15.6          9.4
                                                          ---------------------

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 82.1 mill. and other operating lease expenses have been recognized by USD 1.5 mill.


USD mill.                                                    2005        2004
--------------------------------------------------------------------------------
CONTRACTUAL LIABILITIES - AS LESSOR
(operating leases)
Charter hire income for vessels on time
charter and bareboat charter:
Falling due within one year                                 102.7        114.1
Falling due between one and two years                        26.8          2.6
Falling due between two and three years                      13.8          0.3
Falling due between three and four years                     13.7          0.0
Falling due between four and five years                       6.0          0.0
                                                          ---------------------
Falling due after five years                                  0.0          0.0
                                                          ---------------------
                                                            163.0        117.0
                                                          ---------------------
Average period until redelivery (years)                       0.9          0.5

Charter hire income for vessels on time charter and bareboat charter is recognized under net revenue.


NOTE 18


USD mill.                                              FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS


                                                           Fair value adjustments
                                                           ----------------------

                                                              Income statement
                                                              ----------------

                                                                                     Shareholders'
                           Fair value                   Port expenses,                  equity         Fair value
                            at 1 Jan.       Net          bunkers        Financial      Hedging         at 31 Dec.
                             2004         revenue        and comm.        items        reserves          2004
                            ---------------------------------------------------------------------------------------------
Cross currency swaps           5.9            -                -           (5.8)             -             0.1
Forward rate contracts         0.3            -                -            3.9           (0.4)            3.8
Interest rate swaps           (5.3)           -                -            1.1            4.4             0.2
Currency options              (0.3)           -                -            3.9              -             3.6
Bunkerhedge                    0.0            -              (0.8)           -               -            (0.8)
Forward Freight Agreement      0.2          (4.6)              -             -               -            (4.4)
                            ---------------------------------------------------------------------------------------------
                               0.8          (4.6)            (0.8)          3.1            4.0             2.5
                            ---------------------------------------------------------------------------------------------




                                                           Fair value adjustments
                                                           ----------------------

                                                              Income statement
                                                              ----------------



                                                                                     Shareholders'
                           Fair value                   Port expenses,                  equity         Fair value
                            at 1 Jan.       Net          bunkers        Financial      Hedging         at 31 Dec.
                             2005         revenue        and comm.        items        reserves          2005
                            ---------------------------------------------------------------------------------------------
Cross currency swaps           0.1            -                -           (0.1)             -             0.0
Forward rate contracts         3.8            -                -           (3.9)             -            (0.1)
Interest rate swaps *)         0.2            -                -            3.5            2.9             6.6
Currency options               3.6            -                -           (3.6)             -             0.0
Bunkerhedge                   (0.8)           -               0.8            -               -             0.0
Forward Freight Agreement     (4.4)          2.5               -             -               -            (1.9)
                            ---------------------------------------------------------------------------------------------
                               2.5           2.5              0.8          (4.1)           2.9             4.6
                            ---------------------------------------------------------------------------------------------


Please refer to the section 'Managing risk and exposure' for further information on commercial and financial risks.

*) As at 31 December 2005 the Company had entered into interest rate swap contracts with a fair value of USD 3.3 mill. designated as hedge of interest payments during the period 2006 to 2008. The gains or losses on these contracts will be recognized under financial items in the income statement together with the interest payments.

NOTE 19

RELATED PARTY TRANSACTIONS

The members of the Company's Board of directors and Management, close members of the family to these persons and companies where these persons have control or exercise significant influence are considered as related parties with significant influence.

There have not been any material transactions with such parties during the financial year, except for a time charter agreement with an entity owned by Beltest Shipping Company Limited under which TORM paid USD 7.2 mill. during 2005. The agreement was mentioned in the annual report for 2004.

Management remuneration is disclosed in note 5.

NOTE 20

NON-CURRENT ASSETS HELD FOR SALE

In 2005, the Company has entered into a contract concerning sale of one of the vessels under construction for delivery in 2006. The result from the sale of the vessel will be recognized in the income statement when the risks and rewards are transferred upon delivery of the vessel to the buyer. The vessel has been classified as held for sale and is presented separately in the balance sheet and is included under Tanker in the segment information.

NOTE 21

                                                         2005           2004
--------------------------------------------------------------------------------
EARNINGS PER SHARE
Net profit for the year (USD mill.)                     299.4           186.6
                                                      --------------------------
Mill. shares
Average number of shares                                 36.4            36.4
Average number of treasury shares                        (1.6)           (1.6)
                                                      --------------------------
Average number of shares outstanding                     34.8            34.8
Dilutive effect of outstanding share options              0.1             0.2
                                                      --------------------------
Average number of shares outstanding incl.
dilutive effect of share options                         34.9            35.0
                                                      --------------------------
Earnings per share (USD)                                  8.6             5.4
                                                      --------------------------
Diluted earnings per share (USD)                          8.6             5.3
                                                      --------------------------

The comparative figures for number of shares and earnings per share are restated to reflect the issue of bonus shares in May 2004.


NOTE 22

USD mill.                                                 2005           2004
--------------------------------------------------------------------------------
APPROPRIATION OF NET PROFIT FOR THE
YEAR INCL. PROPOSED DIVIDEND
Proposed appropriation of net profit for the year
in the Parent Company, A/S Dampskibsselskabet TORM:
Proposed dividend                                       132.4            99.9
Retained profit                                         103.3           105.9
                                                      --------------------------
Net profit for the year                                 235.7           205.8
                                                      --------------------------

Total shareholders' equity in the Parent
Company, A/S Dampskibsselskabet TORM:
Common shares                                            61.1            61.1
Treasury shares                                          (7.7)           (7.7)
Revaluation reserves                                    296.4           319.3
Retained profit                                         400.0           286.8
Proposed dividend                                       132.4            99.9
Hedging reserves                                          3.2             0.4
Translation reserves                                      6.0             6.0
                                                      --------------------------
Total shareholders' equity                              891.4           765.8
                                                      --------------------------
Proposed dividend per share (USD)                         3.6             2.7
                                                      --------------------------


NOTE 23


RECONCILIATION TO UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The Company's Annual Report has been prepared in accordance with IFRS, which differs in certain material respects from accounting principles generally accepted in the United States (US GAAP).

The following is a summary of the adjustments to profit/(loss) for the years ended 31 December 2005 and 2004 and shareholders' equity as of those dates, necessary to reconcile those to net income/(loss) and shareholders' equity determined in accordance with US GAAP.


                                                                        NET INCOME                 SHAREHOLDERS' EQUITY

USD mill.                                                          2005           2004           2005            2004
-------------------------------------------------------------------------------------------------------------------------
AS REPORTED UNDER IFRS                                            299.4           186.6          904.7           715.4

a) Dry-docking costs                                                0.0            (1.5)           0.0            (8.3)
b) Write-down on assets                                             1.4             0.2           (0.5)           (1.9)
c) Derivative Financial Instruments                                 0.0             2.6            0.0             0.0
d) Share options                                                    0.0            (1.2)           0.0            (0.1)
e) Deferred gain related to sale and
   lease back transactions                                        (17.3)            0.0          (17.3)            0.0
f) Deferred taxation                                                4.3             1.0            4.8             0.2
                                                                ---------------------------------------------------------
Net income/shareholders' equity in accordance
with US GAAP before change in accounting principles               287.8           187.7          891.7           705.3

Cumulative effect of change in accounting principles
as at 1 January 2005                                                8.7                            0.0
                                                                ---------------------------------------------------------
Net income/shareholders' equity in accordance with US GAAP
after change in accounting principles                             296.5           187.7          891.7           705.3
                                                                ---------------------------------------------------------

The Group's accounting policies under IFRS are described below where these differ from the accounting treatment under US GAAP:

a)   Dry-docking costs

As of 1 January 2005, TORM changed its method of accounting for vessel dry-docking costs under US GAAP from the accrual method to the deferral method. Under the accrual method, dry-docking costs had been accrued as a liability and an expense on an estimated basis in advance of the next scheduled dry docking. Subsequent payments for dry-docking were charged against the accrued liability. Under the deferral method, costs incurred in replacing or renewing the separate assets that constitute the dry-docking costs are capitalized and depreciated on a straight-line basis over the estimated period until the next dry-docking. Dry-docking activities include, but are not limited to, inspection, service on turbocharger, replacement of shaft seals, service on boiler, replacement of hull anodes, applying of antifouling and hull paint, steel repairs and refurbishment and replacement of other parts of the vessel. This change was made to conform to prevailing shipping industry accounting practices and the Group's accounting under IFRS. On 1 January 2005, TORM recorded the effect of the change in accounting principle on periods prior to 2005 as a cumulative effect of accounting change of USD 8.7 mil- lion (net of income tax of USD 0.4 (income)) or USD 0.3 per basic share. The effect of this change in accounting method on the US GAAP shareholders' equity was an increase of USD 8.7 million.

The pro forma effect of this change, as if it had been made for 2004, would be to increase net income as follows:

                                                 2004
-------------------------------------------------------
Pro forma (USD million)
  Net income as reported                        187.7
  Effect of accounting change                     1.1
-------------------------------------------------------
  Net income                                    188.8
-------------------------------------------------------
Per share (diluted)
  As reported                                     5.4
  Effect of accounting change                     0.0
-------------------------------------------------------
  Total                                           5.4
-------------------------------------------------------

b)   Write-down on assets

In 1998, TORM recognized an impairment charge for certain vessels on capital leases as the carrying value at the time exceeded the fair value of these vessels. In 2000, TORM recognized an impairment charge for certain properties for the same reason. Under IFRS, impairment losses are reversed in subsequent periods if the fair value increases. The Company recorded a reversal of the impairment loss of USD 1.7 million for the increase in fair value of these vessels during 2002 and a reversal of the impairment loss of USD 0.5 million for the increase in fair value of the properties during 2005.

Under US GAAP, impairment losses cannot be reversed. This results in a difference in depreciation expense between US GAAP and IFRS. In February 2005, the vessels were sold and the remaining impairment loss was added to the profit on sale of vessels recognized under IFRS.

c)   Derivative Financial Instruments

Both under IFRS and US GAAP, derivative financial instruments are recognized in the balance sheet at fair value. For fair value hedges the change in fair value is set off against the change in fair value of the hedged item. For cash flow hedges the change in fair value on the contract is recorded as a component of shareholders' equity and then transferred to the income statement when the hedged item is realized. The change in fair value on contracts that does not qualify for hedge accounting is recorded in the income statement at the end of each period.

The TORM Group has entered into interest rate swaps to hedge the interest rate risk on the long-term loans obtained to finance vessel purchases.

As part of the transition to IFRS the fair value of interest rate swaps classified as cash flow hedges under previous GAAP has been recognized as a separate component of shareholders' equity on 1 January 2004. The majority of these interest rate swaps have either expired in 2004 or the forecast transaction was no longer expected to occur because the long-term loans have been repaid. Consequently, the fair value of these interest rate swaps has been transferred to the income statement in 2004.

Under US GAAP, TORM elected to apply hedge accounting to interest rate swaps designated as cash flow hedges beginning on 1 October 2003. For interest rate swaps entered prior to 1 October 2003 TORM accounted for changes in fair value as a component of income. As from 1 January 2005, TORM elected also to apply hedge accounting under US GAAP for the remaining interest rate swaps entered prior to 1 October 2003 in order to align the accounting under US GAAP and IFRS.

d)   Share options

Under IFRS, TORM's share option scheme is treated as cash-settled share-based payment transactions. A liability relating to share options not exercised is recognized in the balance sheet. The change in the liability for the period and the value of the share options exer- cised in the period are recognized in the income statement. The liability is measured at fair value using the Black-Scholes model.

Under US GAAP, stock-based compensation is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." and related interpretations in accounting for stock based compensation. Under APB No. 25, the Group recognizes compensation expense for the difference between the exercise price and market price at the measurement date. This compensation is amortized over the vesting period. TORM grants options with cash settlement terms for which the measurement date is the date that these options are exercised. Under APB 25, com- pensatory plans with cash settlement terms qualify as variable plans, for which total compensation cost must be recalculated each period based on the current share price, until the options are exercised.

e)   Deferred gain related to sale and lease back transactions

During 2005, TORM sold and leased back 2 vessels for 5 years. The leases are regarded as operating leases under both IFRS and US GAAP.

Under IFRS, the profit on the sale of the vessels is recognized in the income statement immediately in accordance with IAS 17.

Under US GAAP the profit on the sale shall be deferred and amor- tized in proportion to the related gross rental charged to expense over the lease term in accordance with FAS 28 as the criteria to deviate from this treatment (cf. FAS 28 a, b and c) were not met. The profit on the sale and lease back transaction will be deferred and amortized on a straight-line basis from 1 February 2005 to 1 February 2010.

f)   Deferred taxation

TORM applies the same treatment of deferred tax under IFRS and US GAAP. The reconciliation item relates to the tax effect of the differences in accounting treatment expressed by the items a) to e) above. The difference in deferred tax liability as at 31 December 2005 only relates to the deferral under US GAAP of the gain on sale of vessels in item e) above.

g)   Investment in bonds

Under IFRS, bonds are classified as financial assets at fair value through profit or loss and are measured at market value at the bal- ance sheet date. Realized and unrealized gains and losses resulting from valuation or realization of bonds are recognized as financial items in the income statement. Bonds are traded frequently and therefore presented as current assets.

Under US GAAP, investments in bonds are classified as an available- for-sale, cf. Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as a component of share- holders'equtiy unless there is an other than temporary impairment of the securitites. There were no other than temporary impairments in 2004 or 2005.

The effect of this difference on net income and shareholders' equity in 2004 and 2005 was USD 0.0 million.

SENIOR  MANAGEMENT                                    MANAGEMENT

Klaus Kj aerulff                                      Mogens Fynbo
Born: 30-01-52                                        Executive Vice President,
                                                      Technical department

President and Chief Executive Officer since           Mikael Skov
September 2000. Mr. Kjaerulff has worked for          Executive Vice President,
TORM since 1976. From 1997 to 2000, he headed         Tanker division
the Company's Tanker and Bulk Divisions as
Executive Vice President. From 1981 to 1997,          Jan Mechlenburg
he was Vice President in charge of the Tanker         Executive Vice President,
Division. He is a Board member of the following:      Shipowning and Sale &
                                                      Purchase division

o    Danish Shipowners' Association (Deputy           Soren Christensen
     Chairman)                                        Senior Vice President,
                                                      Bulk division
o    ICC Denmark
                                                      Kim Rasmussen
o    Assuranceforeningen SKULD                        Senior Vice President,
                                                      Bulk division
o    Norske Veritas Rad
                                                      Esben Poulsson
o    The Trade Council of Denmark                     Executive Vice President,
                                                      TORM Singapore

Klaus Nyborg
Born: 16-11-63

Chief Financial Officer since March 2002.
Prior to this, Mr. Nyborg held a number of senior positions with the A. P. Moller -
Maersk Group, most recently as CFO of
Maersk Logistics. Mr. Nyborg holds a Masters degree in Law and Business Economics and a Diploma (Econ) from the Copenhagen Business
School. He is a Board member of the following:

o    The Danish Securities Council

From left to right: Klaus Nyborg, Klaus Kjaerulff, Mikael Skov, Jan Mechlenburg, Mogens Fynbo, Kim Rasmussen, Esben Poulsson and Soren Christensen.

MANAGEMENT'S AND AUDITORS' REPORT

STATEMENT BY THE BOARD OF DIRECTORS AND MANAGEMENT ON THE ANNUAL REPORT

The Board of directors and Management have presented and adopted the Annual Report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2005.

The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies applied to be appropriate for the Annual Report to give a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at 31 December 2005 and of the results of the Group's and Parent Company's operations and cash flows for the financial year then ended.

We recommend that the Annual Report is adopted at the Annual General Meeting. Copenhagen, 7 March 2006

BOARD OF DIRECTORS:                MANAGEMENT:

Niels Erik Nielsen,                Klaus Kjaerulff
Chairman                           CEO

Christian Frigast,                 Klaus Nyborg
Deputy chairman                    CFO

Lennart Arris
Ditlev Engel
Rex Harrington
Peder Mouridsen
Gabriel Panayotides

AUDITORS' REPORT

TO THE SHAREHOLDERS OF A/S DAMPSKIBSSELSKABET TORM

We have audited the Annual Report of A/S Dampskibsselskabet TORM for the financial year ended 31 December 2005, prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

The Annual Report is the responsibility of the Company's Board of directors and Management. Our responsibility is to express an opinion on the Annual Report.

BASIS OF OPINION

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of directors and Management as well as evaluating the overall Annual Report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

OPINION

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at 31 December 2005 and of the results of the Group's and the Parent Company's operations and the cash flows for the financial year then ended in accordance with International Financial Reporting Standards as adopted by EU and additional Danish disclosure requirements for annual reports of listed companies.

Copenhagen, 7 March 2006


Deloitte                          Ernst & Young
Statsautoriseret                  Statsautoriseret
Revisionsaktieselskab             Revisionsaktieselskab

Erik Holst Jorgensen              Henrik Kofoed
Kirsten Aaskov Mikkelsen          Benny Lynge Sorensen


FINANCIAL STATEMENTS FOR THE PARENT COMPANY
A/S DAMPSKIBSSELSKABET TORM FOR 2005


INCOME STATEMENT
1 January - 31 December

USD '000                                                                  Note           2005           2004
--------------------------------------------------------------------------------------------------------------
Net revenue                                                                           510,792         385,042
Port expenses, bunkers and commissions                                               (119,052)        (77,144)
                                                                                   ---------------------------

Time charter equivalent earnings                                                      391,740         307,898

Charter hire                                                                         (100,340)        (58,005)
Operating expenses                                                                    (49,529)        (45,926)
                                                                                   ---------------------------
Gross profit (Net earnings from shipping activities)                         2        241,871         203,967

Profit from sale of vessels                                                            26,084          41,012
Administrative expenses                                                    2,3        (34,363)        (36,678)
Other operating income                                                                 22,684          12,800
Depreciation and impairment losses                                           5        (34,238)        (29,507)
                                                                                   ---------------------------
Operating profit                                                                      222,038         191,594

Financial items                                                              6         11,974          32,449
                                                                                   ---------------------------
Profit before tax                                                                     234,012         224,043

Tax expenses                                                                 7          1,674         (18,289)
                                                                                   ---------------------------
Net profit for the year                                                               235,686         205,754
                                                                                   ---------------------------

Allocation of profit
The Board of directors recommends that the year's result of USD 236 mill. be allocated as follows:

Proposed dividend USD 3.6 per share of DKK 10 (2004: USD 2.7)                         132,382
Retained profit                                                                       103,304
                                                                                   --------------
                                                                                      235,686
                                                                                   --------------

The accompanying notes are an integrated part of these financial statements.


BALANCE SHEET
At 31 December


USD '000                                                                   Note        2005         2004
--------------------------------------------------------------------------------------------------------------
ASSETS

NON-CURRENT
ASSETS
Tangible fixed assets
Land and buildings                                                                        883             395
Vessels and capitalized dry-docking                                         11        767,860         481,466
Vessels under construction and prepayments for vessels                                 97,397          37,311
Other plant and operating equipment                                                     2,075           2,604
                                                                                   ---------------------------
                                                                             5        868,215         521,776
                                                                                   ---------------------------

Financial fixed assets
Investment in subsidiaries                                                   4         25,663          17,442
Loans to subsidiaries                                                                  43,922         120,891
Investment in jointly controlled entities                                    4              9              16
Loans to jointly controlled entities                                                        0             966
Other investments                                                            4        360,956         368,450
                                                                                   ---------------------------
                                                                                      430,550         507,765
                                                                                   ---------------------------

Total non-current assets                                                            1,298,765       1,029,541
                                                                                   ---------------------------

CURRENT ASSETS
Inventories of bunkers                                                                  9,900           5,437
Freight receivables, etc.                                                              49,508          31,891
Other receivables                                                                      13,511          12,464
Prepayments                                                                             2,617           4,433
Marketable securities                                                       11            241          58,068
Cash and cash equivalents                                                             145,718          56,142
                                                                                   ---------------------------
                                                                                      221,495         168,435
                                                                                   ---------------------------

Non-current assets held for sale                                                            0               0
                                                                                   ---------------------------

Total current assets                                                                  221,495         168,435
                                                                                   ---------------------------

TOTAL ASSETS                                                                        1,520,260       1,197,976
                                                                                   ---------------------------

The accompanying notes are an integrated part of these financial statements.


USD '000                                                                  Note           2005           2004
--------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                                          61,098          61,098
Treasury shares                                                                        (7,708)         (7,748)
Revaluation reserves                                                                  296,448         319,354
Retained profit                                                                       400,048         286,857
Proposed dividend                                                                     132,382          99,861
Hedging reserves                                                                        3,258             454
Translation reserves                                                                    5,896           5,898

Total shareholders' equity                                                            891,422         765,774

LIABILITIES
Non-current liabilities
Deferred tax                                                                 7         54,560          73,261
Mortgage debt and bank loans                                              9,11        477,681         262,894
Total non-current liabilities                                                         532,241         336,155

Current liabilities
Mortgage debt and bank loans                                              9,11         40,015          47,572
Trade accounts payable                                                                 20,498          10,577
Current tax liabilities                                                                 9,075           9,145
Other liabilities                                                           10         21,119          21,369
Deferred income                                                              8          5,890           7,384
Total current liabilities                                                              96,597          96,047

TOTAL LIABILITIES                                                                     628,838         432,202

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                                          1,520,260       1,197,976

Accounting policies                                                          1
Collateral security                                                         11
Guarantee and contingent liabilities                                        12
Contractual liabilities                                                     13
Fair value of derivative financial instruments                              14
Related party transactions                                                  15


The accompanying notes are an integrated part of these financial statements.


USD mill.
                                                                                         Gains/losses recongized in equity
                                                                                        -------------------------------------
                                            Common    Treasury   Retained    Proposed   Revaluation   Hedging    Translation
                                            shares     shares     profit     dividends    reserve     reserves    reserves    Total
                                           -----------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Balance at 1 January 2004                    30.5       (8.7)      358.7      36.7         0.0         (3.6)          0.0    413.6
Change in accounting policies                                     (155.2)                118.7                               (36.5)
                                           -----------------------------------------------------------------------------------------
Balance at 1 January 2004 as restated        30.5       (8.7)      203.5      36.7       118.7         (3.6)          0.0    377.1
Changes in shareholders' equity
2004: Exchange rate adjustment
arising on translation of entities
using a measurement currency
   different from USD                                                                                                 6.0      6.0
Reversal of deferred gain/loss on
   cash flow hedges at the
   beginning of the year                                                                                3.6                    3.6
Deferred gain/loss on cash flow hedges
   at year-end                                                                                          0.4                    0.4
Reversal of fair value adjustment on
   available for sale investments at
   the beginning of the year                                                            (118.7)                             (118.7)
Fair value adjustment on available
   for sale investments at year-end                                                      319.3                               319.3
                                           -----------------------------------------------------------------------------------------
Net gains/losses recognized directly
   in equity                                  0.0        0.0         0.0       0.0       200.6          4.0           6.0    210.6
Profit for the year                                                205.8                                                     205.8
                                           -----------------------------------------------------------------------------------------
Total income/(expences) for the year          0.0        0.0       205.8       0.0       200.6          4.0           6.0    416.4
Disposal of treasury shares, cost                        1.0                                                                   1.0
Gain on disposal of treasury shares                                  0.1                                                       0.1
Dividends paid                                                               (35.4)                                          (35.4)
Dividends paid on treasury shares                                    1.5                                                       1.5
Exchange rate adjustment on dividends paid                           1.3      (1.3)                                            0.0
Proposed dividend for the financial year                           (99.9)     99.9                                             0.0
Exercise of share options                                            5.1                                                       5.1
Bonus share issue                            30.6                  (30.6)                                                      0.0
Cost of bonus share issue                                            0.0                                                       0.0
                                           -----------------------------------------------------------------------------------------
Total changes in shareholders' equity 2004   30.6        1.0        83.3      63.2       200.6          4.0           6.0    388.7
                                           -----------------------------------------------------------------------------------------

Shareholders' equity at 31 December 2004     61.1       (7.7)      286.8      99.9       319.3          0.4           6.0    765.8

Changes in shareholders' equity
2005: Exchange rate adjustment
arising on translation of entities
using a measurement currency
   different from USD                                                                                                          0.0
Reversal of deferred gain/loss on cash
   flow hedges at the beginning of the year                                                            (0.4)                  (0.4)
Deferred gain/loss on cash flow hedges
   at year-end                                                                                          3.2                    3.2
Reversal of fair value adjustment on
   available for sale investments at the
   beginning of the year                                                                (319.3)                             (319.3)
Fair value adjustment on available
   for sale investments at year-end                                                      296.4                               296.4
                                           -----------------------------------------------------------------------------------------
Net gains/losses recognized directly
   in equity                                  0.0        0.0         0.0       0.0       (22.9)         2.8           0.0    (20.1)
Profit for the year                                                235.7                                                     235.7
                                           -----------------------------------------------------------------------------------------
Total income/(expenses) for the year          0.0        0.0       235.7       0.0       (22.9)         2.8           0.0    215.6
                                           -----------------------------------------------------------------------------------------
Disposal of treasury shares, cost                        0.0                                                                   0.0
Dividends paid                                                               (94.5)                                          (94.5)
Dividends paid on treasury shares                        4.1                                                                   4.1
Exchange rate adjustment on dividends paid               5.4        (5.4)                                                      0.0
Exercise of share options                                0.4                                                                   0.4
Proposed dividend for the financial year                          (132.4)    132.4                                             0.0
                                           -----------------------------------------------------------------------------------------
Total changes in shareholders' equity 2005    0.0        0.0       113.2      32.5       (22.9)         2.8           0.0    125.6
                                           -----------------------------------------------------------------------------------------
Shareholders' equity at 31 December 2005     61.1       (7.7)      400.0     132.4       296.4          3.2           6.0    891.4
                                           -----------------------------------------------------------------------------------------

The accompanying notes are an integrated part of these financial statements.


CASH FLOW STATEMENT



USD '000                                                                                 2005                 2004
--------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Operating profit                                                                       222,038               191,594

Adjustments:
Reversal of profit from sale of vessels                                                (26,084)              (41,012)
Reversal of depreciation and impairment losses                                          34,238                29,507
Reversal of other non-cash movements                                                    (6,451)                5,866
Dividends received                                                                      23,819                38,018
Interest income and exchange rate gains                                                 13,333                 4,556
Interest expenses                                                                      (21,153)              (13,939)
Income taxes paid                                                                       (5,858)                  (44)
Change in inventories, accounts receivables and payables                               (13,220)               (8,805)
                                                                                 ------------------------------------
Net cash inflow/(outflow) from operating activities                                    220,662               205,741
                                                                                 ------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                                   (415,122)             (134,723)
Investment in equity interests and securities                                          (29,826)              (16,664)
Loans and repayment of loans to subsidiaries and jointly controlled entities            77,935               (78,556)
Sale of non-current assets                                                             119,057                96,936
                                                                                 ------------------------------------
Net cash inflow/(outflow) from investing activities                                   (247,956)             (133,007)
                                                                                 ------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt and other financial liabilities                               331,668               122,697
Repayment/redemption, mortgage debt                                                   (124,437)             (131,296)
Repayment/redemption, lease liabilities                                                     0
Dividends paid                                                                         (90,401)              (33,824)
Purchase/disposal of treasury shares                                                        40                 1.023
                                                                                 ------------------------------------
Cash inflow/(outflow) from financing activities                                        116,870               (41,400)
                                                                                 ------------------------------------

Net cash inflow/(outflow) from operating, investing and financing activities             89,576               31,334

Cash and cash equivalents, at 1 January                                                  56,142               24,808
                                                                                 ------------------------------------
Cash and cash equivalents, at 31 December                                              145,718                56,142
Of which used as collateral                                                                  0                     0
                                                                                 ------------------------------------
                                                                                       145,718                56,142
                                                                                 ------------------------------------

The accompanying notes are an integrated part of these financial statements.

NOTES


NOTE 1

ACCOUNTING POLICIES

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the current year, A/S Dampskibsselskabet TORM has adopted all of the International Financial Reporting Standards and the related interpretations issued and effective as at 31 December 2005. The transition is accounted for in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards and the date of transition is 1 January 2004. The adoption of these standards and interpretations has resulted in changes to the Company's accounting policies. For details of the changes that are relevant to A/S Dampskibsselskabet TORM as well as the TORM Group, please refer to note 1 Changes in accounting policies in the consolidated financial statements. In addition:

h) A/S Dampskibsselskabet TORM previously measured investments in subsidiaries and jointly controlled entities at equity value. In accordance with IAS 27 "Consolidated and Separate Financial Statements" these investments are measured at cost. Dividends are recognized under financial income.

The effects of the changes in accounting policies for the Parent Company on the balance sheet as at 1 January 2005 and on the comparative figures for 2004 are illustrated in the statement below. The letters refer to the descriptions of the changes presented in note 1 in the consolidated financial statements and above.

SUPPLEMENTARY ACCOUNTING POLICIES FOR THE PARENT COMPANY

Foreign currencies

Exchange rate gains or losses on intercompany balances with subsidiaries, which are considered a part of the investment in the entity, are recognized directly in shareholders' equity.

Investments in subsidiaries and jointly controlled entities Investment in subsidiaries, associated companies and jointly controlled entities are recognized and measured in the financial statements of the Parent Company at cost and classified as non-current assets. Dividends are recognized under financial income.

NOTE 2

USD mill.                                              2005            2004
--------------------------------------------------------------------------------
STAFF COSTS Total staff costs
Staff costs included in operating expenses              12.9            10.7
Staff costs included in administrative expenses         19.2            26.1
                                                     ---------------------------
Total                                                   32.1            36.8
                                                     ---------------------------

Staff costs comprise the following
Wages and salaries                                      28.5            24.5
Share-based compensation                                 0.5             9.8
Pension costs                                            2.6             2.3
Other social security costs                              0.5             0.2
                                                     ---------------------------
Total                                                   32.1            36.8
                                                     ---------------------------

Employee information

The average number of staff in the Parent Company in the financial year was 319 (2004: 288).

Management remuneration is disclosed in note 5 in the consolidated financial statements.


NOTE 3

USD mill.                                              2005            2004
--------------------------------------------------------------------------------
Remuneration to the auditors
appointed at the Annual General Meeting

Deloitte
Audit fees                                               0.4             0.3
Audit-related fees                                       0.0             0.0
Tax fees                                                 0.1             0.1
Fees for other services                                  0.0             0.1
                                                     ---------------------------
Total fees                                               0.5             0.5
                                                     ---------------------------

Ernst & Young
Audit fees                                               0.1             0.2
Audit-related fees                                       0.0             0.0
Tax fees                                                 0.0             0.0
Fees for other services                                  0.0             0.0
                                                     ---------------------------
Total fees                                               0.1             0.2
                                                     ---------------------------


NOTE 4


USD mill.

                                                                       Investment
                                                 Investment            in jointly              Total               Other
                                               in subsidiaries       controlled entities      investments        investments
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL FIXED ASSETS Cost:
Balance at 1 January 2004                           0.8                 0.0                      0.8               45.1
Exchange rate adjustment                            0.0                 0.0                      0.0                4.0
Additions                                          16.6                 0.0                     16.6                0.0
Disposals                                           0.0                 0.0                      0.0                0.0
                                              ----------------------------------------------------------------------------------
Balance at 31 December 2004                        17.4                 0.0                     17.4               49.1
                                              ----------------------------------------------------------------------------------

Value adjustment:
Balance at 1 January 2004                           0.0                 0.0                      0.0              118.7
Exchange rate adjustment                            0.0                 0.0                      0.0               27.3
Value adjustment for the year                       0.0                 0.0                      0.0              173.4
                                              ----------------------------------------------------------------------------------
Balance at 31 December 2004                         0.0                 0.0                      0.0              319.4
                                              ----------------------------------------------------------------------------------

Carrying amount at 31 December 2004                17.4                 0.0                     17.4              368.5
                                              ----------------------------------------------------------------------------------

FINANCIAL FIXED ASSETS Cost:
Balance at 1 January 2005                          17.4                 0.0                     17.4               49.1
Additions                                          14.4                 0.0                     14.4               15.4
Disposals                                          (6.1)                0.0                     (6.1)               0.0
                                              ----------------------------------------------------------------------------------
Balance at 31 December 2005                        25.7                 0.0                     25.7               64.5
                                              ----------------------------------------------------------------------------------

Value adjustment:
Balance at 1 January 2005                           0.0                 0.0                      0.0              319.4
Exchange rate adjustment                            0.0                 0.0                      0.0              (50.5)
Value adjustment for the year                       0.0                 0.0                      0.0               27.6
Balance at 31 December 2005                         0.0                 0.0                      0.0              296.5
                                              ----------------------------------------------------------------------------------
Carrying amount at 31 December 2005                25.7                 0.0                     25.7              361.0
                                              ----------------------------------------------------------------------------------
Hereof listed                                                                                                     358.5
Hereof unlisted                                                                                                     2.5
                                              ----------------------------------------------------------------------------------

A list of companies in the Group is found in note 7 at page 57 in the consolidated financial statements.


NOTE 5


USD mill.
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Vessels and        Prepayment on       Other plant
                                               Land and      capitalized       vessels under     and operating
                                               buildings     dry-docking        construction        equipment            Total
-----------------------------------------------------------------------------------------------------------------------------------
TANGIBLE FIXED ASSETS Cost:
Balance at 1 January 2004                         1.3            549.0                38.5               6.6             595.4
Exchange rate adjustment                          0.0              0.0                 0.0               0.0               0.0
Additions                                         0.0             67.9                65.3               1.6             134.8
Disposals                                         0.0            (86.2)                0.0               (2.3)           (88.5)
Transferred to/from other items                   0.0             66.5               (66.5)              0.0               0.0
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2004                       1.3            597.2                37.3               5.9             641.7
                                              -------------------------------------------------------------------------------------

Depreciation and impairment losses:
Balance at 1 January 2004                         0.9            118.3                 0.0               3.7             122.9
Exchange rate adjustment                          0.0              0.0                 0.0               0.0               0.0
Additions                                         0.0              0.0                 0.0               0.0               0.0
Disposals                                         0.0            (30.3)                0.0               (2.2)           (32.5)
Reversal of impairment losses                     0.0              0.0                 0.0                0.0              0.0
Depreciation for the year                         0.0             27.8                 0.0               1.7              29.5
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2004                       0.9            115.8                 0.0               3.2             119.9
                                              -------------------------------------------------------------------------------------

Carrying amount at 31 December 2004               0.4            481.4                37.3               2.7             521.8

TANGIBLE FIXED ASSETS Cost:
Balance at 1 January 2005                         1.3            597.2                37.3               5.9             641.7
Exchange rate adjustment                          0.0              0.0                 0.0               0.0               0.0
Additions                                         0.0            263.9               150.3                0.9            415.1
Disposals                                         0.0            (74.7)                0.0               (0.9)           (75.6)
Transferred to/from other items                   0.0             90.2               (90.2)              0.0               0.0
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2005                       1.3            876.6                97.4               5.9             981.2
                                              -------------------------------------------------------------------------------------

Depreciation and impairment losses:
Balance at 1 January 2005                         0.9            115.8                 0.0               3.2             119.9
Exchange rate adjustment                          0.0              0.0                 0.0               0.0               0.0
Additions                                         0.0              0.0                 0.0               0.0               0.0
Disposals                                         0.0            (40.3)                0.0               (0.8)           (41.1)
Reversal of impairment losses                    (0.5)             0.0                 0.0                0.0             (0.5)
Depreciation for the year                         0.0             33.3                 0.0               1.4              34.7
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2005                       0.4            108.8                 0.0               3.8             113.0
                                              -------------------------------------------------------------------------------------

Carrying amount at 31 December 2005               0.9           767.8                 97.4               2.1             868.2
                                              -------------------------------------------------------------------------------------

Hereof finance leases                             0.0              0.0                 0.0               0.0               0.0
                                              -------------------------------------------------------------------------------------
Hereof interest included in cost                  0.0              1.0                 0.2               0.0               1.2
                                              -------------------------------------------------------------------------------------


At 1 October 2004, the value of land and buildings assessed for Danish tax purposes amounted to USD 0.5 mill. (carrying amount at 31 December 2005 USD 0.4 mill.) compared with USD 0.5 mill. at 1 October 2003.

Included in the carrying amount for vessels and capitalized dry-docking are capitalized dry-docking costs in the amount of USD 10.4 mill. (2004: USD 4.7 mill.).

Please refer to note 11 for information in relation to assets used for collateral security.

NOTE 6

USD mill.                                                2005          2004
--------------------------------------------------------------------------------
FINANCIAL ITEMS Financial income
Interest income                                            8.9           4.5
Gain on other investments                                  0.1           0.0
Dividends from other investments*)                        12.8          34.1
Dividends from subsidiaries                               10.7           0.7
Dividends from jointly controlled entities                 0.3           3.1
Gain on derivative financial instruments                   0.2           5.2
Exchange rate adjustments                                  9.5           0.0
                                                    ---------------------------
                                                          42.5          47.6
Financial expenses
Losses on subsidiaries and jointly
  controlled entities                                      5.6           0.1
Interest expense on mortgage and bank debt                20.7          13.1
Net losses on marketable securities at fair
  value through profit and loss                            3.9           0.4
Exchange rate adjustments                                  0.0           0.8
Other interest expenses                                    0.5           0.9
Hereof included in the cost of tangible fixed assets      (0.2)          0.0
                                                    ---------------------------
                                                          30.5          15.3
                                                    ---------------------------
Total financial items                                     12.0          32.3
                                                    ---------------------------

*)   Includes dividend on the Norden shares of USD 12.6 mill. in 2005 (2004: USD
     34.0 mill.).

NOTE 7

USD mill.                                               2005            2004
--------------------------------------------------------------------------------
TAX EXPENSES
Current tax for the year                                  (7.1)         (9.2)
Adjustments related to previous years                      0.0           0.0
Adjustment of deferred tax                                 8.8          (9.1)
                                                    ---------------------------
Tax expenses                                               1.7         (18.3)
                                                    ---------------------------
Effective corporate tax rate                              (0.7%)         8.2%
                                                    ---------------------------

The Company participates in the tonnage tax scheme in Denmark. Participation in the tonnage tax scheme is binding until 31 December 2010.

The Company expects to participate in the tonnage tax scheme after the binding period and at a minimum to maintain its current investing and activity level. No reconciliation of income tax is provided as it is not meaningful under the tonnage tax scheme.

USD mill.                                                2005          2004
--------------------------------------------------------------------------------
DEFERRED TAX
Balance at 1 January                                      73.3          58.8
Exchange rate adjustment                                  (9.9)          5.4
Reduction of Danish corporation tax from 30% to 28%       (4.2)            -
Deferred tax for the year                                 (4.6)          9.1
                                                    ---------------------------
Balance at 31 December                                    54.6          73.3
                                                    ---------------------------

Essentially all deferred tax relates to vessels included in the transition account under the tonnage tax scheme.

NOTE 8

USD mill.                                                    2005       2004
--------------------------------------------------------------------------------
DEFERRED INCOME
Deferred gain related to sale and lease back transactions     5.9        7.4
                                                    ---------------------------
                                                              5.9        7.4
                                                    ---------------------------

NOTE 9

USD mill.                                                    2005       2004
--------------------------------------------------------------------------------
MORTGAGE DEBT AND BANK LOANS
To be repaid as follows:
Falling due within one year                                   40.0      47.6
Falling due between one and two years                         40.0      40.4
Falling due between two and three years                       70.0      39.2
Falling due between three and four years                      37.6      22.8
Falling due between four and five years                       37.6      26.1
Falling due after five years                                 292.5     134.4
                                                    ---------------------------
                                                             517.7     310.5
                                                    ---------------------------

The presented amounts to be repaid are adjusted by directly related costs arised from the issuing of the loans by USD 1.7 mill. (2004: USD 0 mill.), which are amortized over the term of the loans.

USD mill.                               2005       2004      2005       2004

                             Fixed/   Effective  Effective  Carrying  Carrying
                  Maturity  floating   interest   interest  amount     amount
-------------------------------------------------------------------------------
LOAN
USD                2005     Floating      -        3.8%       0.0       18.7
USD                2006     Floating      -        3.9%       0.0       16.5
USD                2007     Floating      -        3.9%       0.0       20.5
USD                2008     Floating     5.4%      3.3%       37.6      17.0
USD                2009     Floating      -        4.0%       0.0       14.2
USD                2011     Floating     5.4%      2.8%       22.0      11.4
USD                2012     Floating      -        3.8%       0.0       76.7
USD                2013     Floating     5.4%      4.4%       14.2      83.5
USD                2014     Floating     4.8%      3.9%      445.6      52.0

Weighted average
effective
interest rate                            4.9%      3.9%
                                        ----------------
Carrying amount                                              519.4     310.5
                                                            --------------------


The Parent Company has an early settlement option to repay the loans by paying af breakage cost.

Part of the loans have been swapped to fixed interest rate. Please refer to the section 'Managing risk and exposure' for further information on financial risks.

NOTE 10

USD mill.                                                    2005      2004
--------------------------------------------------------------------------------
OTHER LIABILITIES
Partners and commercial managements                           5.1       3.0
Accrued dry-docking costs                                     1.9       0.3
Accrued interests                                             2.9       2.5
Wages and social expenses                                     6.0       5.2
Derivative financial instruments                              2.9       7.3
Miscellaneous, including items related
  to shipping activities                                      2.3       3.1
                                                           ---------------------
                                                             21.1      21.4
                                                           ---------------------

NOTE 11

USD mill.                                                    2005      2004
--------------------------------------------------------------------------------
COLLATERAL SECURITY
Collateral security for mortgage debt and bank loans
Vessels                                                     489.4     301.5
Marketable securities                                         0.0       9.9
                                                           ---------------------
                                                            489.4     311.4
                                                           ---------------------

The total carrying amount for vessels that have been provided as security amounts to USD 498.0 mill. as at 31 December 2005.

NOTE 12

USD mill.                                                    2005      2004
--------------------------------------------------------------------------------
GUARANTEE AND CONTINGENT LIABILITIES
Guarantee liabilities                                         0.0      38.3

The guarantee liability for the Parent Company for 2004 only relates to guarantee liabilities for the Company's subsidiaries other than a USD 0.7 mill. guarantee to Danish Shipfinance and Danish Shipowners' Association.

The only remaining guarantee liability in 2005 which is under USD 0,1 mio. relates to Danish Shipowners' Association.

The Parent Company has at 31 December 2005 contracted 11 vessels (2004: 7 vessels), an investment totalling USD 490 mill. (2004: USD 283 mill.).

NOTE 13

USD mill.                                                    2005       2004
--------------------------------------------------------------------------------
CONTRACTUAL LIABILITIES - AS LESSEE
(operating leases) Charter hire for
vessels on time charter:
Falling due within one year                                   79.6      53.4
Falling due between one and two years                         57.1      47.7
Falling due between two and three years                       69.0      45.3
Falling due between three and four years                      65.9      30.8
Falling due between four and five years                       23.1      25.1
Falling due after five years                                  56.2      35.9
                                                           ---------------------
                                                             350.9     238.2
                                                           ---------------------
Average period until redelivery (years)                        3.5       2.9
                                                           ---------------------

Newbuilding installments and exercised
purchase options (purchase obligations):
Falling due within one year                                  217.9      93.5
Falling due between one and two years                        146.7      75.8
Falling due between two and three years                       95.5      57.0
Falling due between three and four years                      28.0      25.6
Falling due between four and five years                        0.0       0.0
Falling due after five years                                   0.0       0.0
                                                           ---------------------
                                                             488.1     251.9
                                                           ---------------------

Other operating leases:
Falling due within one year                                    1.8       1.0
Falling due between one and two years                          1.9       1.1
Falling due between two and three years                        1.8       0.9
Falling due between three and four years                       1.8       0.8
Falling due between four and five years                        1.8       0.9
Falling due after five years                                   5.8       4.6
                                                           ---------------------
                                                              14.9       9.3
                                                           ---------------------

Other operating leases primarily consist of contracts regarding office spaces and apartments as well as IT-related contracts.

During the year, charter hire expenses have been recognized in the income statement by USD 100.3 mill. and other operating lease expenses have been recognized by USD 1.3 mill.

USD mill.                                                    2005       2004
--------------------------------------------------------------------------------
CONTRACTUAL LIABILITIES - AS LESSOR
(operating leases)
Charter hire income for vessels on time
charter and bareboat charter:
Falling due within one year                                   75.4      76.2
Falling due between one and two years                          9.6       2.6
Falling due between two and three years                        0.0       0.3
Falling due between three and four years                       0.0       0.0
Falling due between four and five years                        0.0       0.0
Falling due after five years                                   0.0       0.0
                                                           ---------------------
                                                              85.0      79.1
                                                           ---------------------
Average period until redelivery (years)                        0.6       0.5
                                                           ---------------------

Charter hire income for vessels on time charter and bareboat charter are recognized under net revenue.


NOTE 14

USD mill.                                              FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS


                                                           Fair value adjustments
                                                           ----------------------

                                                              Income statement
                                                              ----------------

                                                                                     Shareholders'
                           Fair value                   Port expenses,                  equity         Fair value
                            at 1 Jan.       Net          bunkers        Financial      Hedging         at 31 Dec.
                             2004         revenue        and comm.        items        reserves          2004
                            ---------------------------------------------------------------------------------------------
Cross currency swaps          5.9             -              -           (5.8)               -             0.1
Forward rate contracts        0.3             -              -            3.9             (0.4)            3.8
Interest rate swaps          (5.3)            -              -            1.1              4.4             0.2
Currency options             (0.3             -              -            3.9                -             3.6
Bunker hedge                  0.0             -           (0.8)             -                -            (0.8)
Forward Freight Agreement     0.2          (4.6)             -              -                -            (4.4)
                            ---------------------------------------------------------------------------------------------
                              0.8          (4.6)          (0.8)           3.1              4.0             2.5
                            ---------------------------------------------------------------------------------------------




                                                           Fair value adjustments
                                                           ----------------------

                                                              Income statement
                                                              ----------------



                                                                                     Shareholders'
                           Fair value                   Port expenses,                  equity         Fair value
                            at 1 Jan.       Net          bunkers        Financial      Hedging         at 31 Dec.
                             2005         revenue        and comm.        items        reserves          2005
                            ---------------------------------------------------------------------------------------------

Cross currency swaps          0.1             -             -             (0.1)           -              0.0
Forward rate contracts        3.8             -             -             (3.9)           -             (0.1)
Interest rate swaps *)        0.2             -             -              3.5          2.9              6.6
Currency options              3.6             -             -             (3.6)           -              0.0
Bunker hedge                 (0.8)            -           0.8               -             -              0.0
Forward Freight Agreement    (4.4)          2.5             -               -             -             (1.9)
                            ---------------------------------------------------------------------------------------------
                              2.5           2.5           0.8             (4.1)         2.9              4.6
                            ---------------------------------------------------------------------------------------------


Please refer to the section 'Managing risk and exposure' for further information on commercial and financial risks.

*) As at 31 December 2005, the Company had entered into interest rate swap contracts with a fair value of USD 3.3 mill. designated as hedge of interest payments during the period 2006 to 2008. The gains or losses on these contracts will be recognized under financial items in the income statement together with the interest payments.

NOTE 15

RELATED PARTY TRANSACTIONS

Subsidiaries and jointly controlled entities are considered as related parties in relation to the Parent Company A/S Dampskibsselskabet TORM in addition to the related parties disclosed in note 19 to the consolidated financial statements. The following transactions took place between

A/S Dampskibsselskabet TORM and subsidiaries and jointly controlled entities during the year:


USD mill.                                               2005            2004
--------------------------------------------------------------------------------
Assets sold by A/S Dampskibsselskabet TORM                0.0             96.9
Services provided by A/S Dampskibsselskabet TORM         14.2              3.4
Services provided by subsidiaries and
  jointly controlled entities                            33.6              2.9
                                                         47.8            103.2

In 2004, assets were sold to a subsidiary on market terms as part of a strategic effort to increase TORM's presence in the Far East. The services provided between the parties are all directly related to the Group's shipping activities.

GLOSSARY
----------------------------------------------------------------------

20-F:               Annual report filed with the US Securities and Exchange
                    Commission (SEC)

ADR: American Depository Receipt. Proof of ownership of (the equivalent) of one share. ADRs are used by foreign companies wishing to list on American stock exchanges.

ADS: American Depositary Shares. Shares registered with SEC, kept in custody with a bank as security for the ADRs issued.

Aframax: A vessel with a deadweight (cargo carrying capacity) of 80,000 - 100,000 tons.

Asset management:   Acquisition and ownership of assets (ships), which
                    may be disposed of at an optimal time with a view to generating a one-off profit - as opposed to profits derived from operating the asset.

Bareboat:           See B/B.

B/B: Bareboat. A form of charter arrangement whereby the charterer is responsible for all costs and risks in connection with the vessel's operation.

Bulk: Dry cargo (typically commodities such as grain, coal, iron ore, etc.).

Bunker:             Fuel with which to run a ship's engines.

Capesize:           Bulk carrier with a deadweight capacity of
                    120,000-200,000 dwt.

Classification      Independent organisation, which through
society:            verification of design, construction, buil- ding
                    process and operation of vessels ensure that the vessels at all times meet a long list of requirements to seaworthi- ness, etc. If the vessels do not meet these requirements, insurance and mortgaging the vessel will typically not be possible.

COA: Contract of affreightment. A contract that involves a number of consecutive cargoes at previously agreed freight rates.

Coating: The internal coatings applied to the tanks of a product tanker. The coating enables it to load refined oil products.

Demurrage:          A charge against the charterer of a ship for
                    delaying the vessel beyond the allowed free time.
                    The demurrage rate will typically be at a level equal to the earnings in USD/day for the voyage.

DKK:                Danish Kroner.

Dry cargo:          See bulk.

DWT: Deadweight tons. The cargo carrying capacity of a ship.

EU:                 The European Union.

FFA: Freight Forward Agreement. A financial derivative instrument enabling freight to be hedged forward at a fixed price.

GAAP:               Generally accepted accounting principles.
                    Handymax: Bulk carriers with a deadweight capacity of 40-60,000 dwt.

Handymax:           Bulk carriers with a deadweight capacity
                    of 40-60,000 dwt.

Handysize:          Bulk carriers with a deadweight capacity
                    of 20-35,000 dwt.

IAS:                International Accounting Standards. IFRS:
                    International Financial Reporting Standards.

IMO:                International Maritime Organisation.

LR1: Long Range 1. A specific class of product tankers in the 60,000 - 80,000 dwt size.

LR2: Long Range 2. A specific class of product tankers in the 80,000 - 110,000 dwt size.

MR: Medium range. A specific class of product tankers in the 35,000 - 50,000 dwt size.

OCIMF: Oil Companies Intenational Maritime Forum. A voluntary association of oil companies having an interest in the ship- ment and terminalling of crude oil and oil products.

OPA-90: Oil Pollution Act 1990. US environmental law implemented following the grounding of Exxon
                    Valdez in Alaska.

OPEC:               Organization of the Petroleum Exporting
                    Countries.

Panamax: A vessel of 60,000 - 80,000 dwt with dimensions which allow passage through the Panama Canal.

P&I clubs:          Protection & Indemnity club.

Pool: A grouping of ships of similar size and characteristics, owned by different owners, but which are commercially operated jointly. The pool manager is mandated to charter the ships out for the maximum benefit of the pool as a whole. Earnings are equalized taking account of differences in ships' specifications, the number of days the ships have been ready for charter, etc.

Product tanker:     A vessel suitable for trading clean petro- leum
                    products such as gasoline, jet fuel and naphtha.

SEC:                US Securities and Exchange Commission.

T/C: Time Charter. An agreement covering the chartering out of a vessel to an end user for a defined period of time, where the owner is responsible for crewing the ves- sel but the charterer must pay port costs and bunker.

Timecharter:        See T/C.

TCE:                See T/C equivalent.

T/C equivalent:     The freight receivable after deducting port
                    expenses, consumption of bunker and commissions.

UN:                 United Nations.

USD:                US Dollars.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: March 23, 2006
                                               By: /s/ Klaus Nyborg
                                                   --------------------------
                                                       Klaus Nyborg
                                                       Chief Financial Officer